FIRST QUANTUM
MINERALS LTD.

05010542

August 16, 2005

VIA FEDERAL EXPRESS

SEC MAIL PROCESSING
RECEIVED
AUG 1 6 2005
WASH, D.C. 190 SECTION

SECURITIES & EXCHANGE COMMISSION
Mail Stop 3-9
450 – 5th Street N.W.
Washington, DC
USA 20549

Attention: International Corporate Finance

Dear Sirs/Mesdames:

Re: First Quantum Minerals Ltd. (the "Company") – Registration #12g-82-4461

We enclose the following information to bring our filings up-to-date:

SUPPL

1. Certificate of Continuance dated June 3, 2005;
2. Continuation Application dated June 3, 2005;
3. Articles dated June 3, 2005;
4. Notice of Articles dated June 3, 2005;
5. Notice of Articles dated June 28, 2005;
6. News Release dated May 10, 2005;
7. First Quarter Interim Financial Statements as at March 31, 2005;
8. Management Discussion & Analysis for three months ended March 31, 2005;
9. News Release dated May 12, 2005;
10. News Release dated June 27, 2005;
11. Material Change Report dated June 28, 2005;
12. News Release dated August 9, 2005;
13. Second Quarter Interim Financial Statements as at June 30, 2005; and
14. Management Discussion & Analysis for six months ended June 30, 2005.

If you prefer to receive these documents by email, please provide your email address and telephone number to me at crystal.lary@fqml.com.

Thank you for your attention to this matter.

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Yours truly,

FIRST QUANTUM MINERALS LTD.

Per: [signature]

Crystal F. Lary
Corporate Administrator

Dlw 8/18

HEAD OFFICE:
8th Floor, 543 Granville Street
Vancouver, British Columbia Canada V6C 1X8
Telephone: 604 688 6577
Fax: 604 688 3818
Toll Free: 1 888 688 6577
Website: www.first-quantum.com

UNITED KINGDOM REPRESENTATIVE OFFICE:
1st Floor, Mill House, Mill Bay Lane
Horsham, West Sussex RH12 1SS UK
Telephone: 44 (0) 1403 273484
Fax: 44 (0) 1403 273494

AUSTRALIA REPRESENTATIVE OFFICE:
MAILING ADDRESS: P.O. Box 1407
West Perth, Western Australia 6872
STREET ADDRESS: Level 1, 24 Outram Street
West Perth, Western Australia 6005
Telephone: (618) 9226 5777
Fax: (618) 9226 2522

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: C0726351

CERTIFICATE
OF
CONTINUATION

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 6 2005
WASH, D.C.
190

BUSINESS CORPORATIONS ACT

I Hereby Certify that FIRST QUANTUM MINERALS LTD., which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0060485, has continued into British Columbia from the Jurisdiction of CANADA, under the Business Corporations Act, with the name FIRST QUANTUM MINERALS LTD. on June 3, 2005 at 10:27 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On June 3, 2005

LIZ MUELLER
Registrar of Companies
Province of British Columbia
Canada

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Continuation Application

FORM 16
BUSINESS CORPORATIONS ACT
Section 302

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Liz Mueller
LIZ MUELLER
June 3, 2005

FILING DETAILS: *Continuation Application for:*
FIRST QUANTUM MINERALS LTD.

Incorporation Number: **C0726351**

Filed Date and Time: **June 3, 2005 10:27 AM Pacific Time**

Recognition Date and Time: **Continued into British Columbia June 3, 2005 10:27 AM Pacific Time**

CONTINUATION APPLICATION

Name Reservation Number:
NR7402705

Name Reserved:
FIRST QUANTUM MINERALS LTD.

PREVIOUS FOREIGN JURISDICTION INFORMATION

Identifying Number in Foreign Jurisdiction:
4181727

Name in Foreign Jurisdiction:
FIRST QUANTUM MINERALS LTD.

Date of Incorporation, Continuation, or Amalgamation in Foreign Jurisdiction:
August 11, 2003

Foreign Jurisdiction:
FEDERAL

EXTRAPROVINCIAL REGISTRATION INFORMATION

Previous Registration Number in BC:

A0060485

Extraprovincial Company's Name in BC:

FIRST QUANTUM MINERALS LTD.

Authorization for Continuation

The authorization for the continuation into BC from the foreign corporations jurisdiction was filed.

NOTICE OF ARTICLES

Name of Company:

FIRST QUANTUM MINERALS LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Rowley, Martin R.

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Last Name, First Name, Middle Name:
St. George, Peter

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Last Name, First Name, Middle Name:
Pennant-Rea, Rupert

Mailing Address:	**Delivery Address:**
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

Last Name, First Name, Middle Name:
Pascall, Philip K.R.

Mailing Address:	**Delivery Address:**
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

Last Name, First Name, Middle Name:
Watts, Robert A.

Mailing Address:	**Delivery Address:**
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

Last Name, First Name, Middle Name:
Newall, G. Clive

Mailing Address:	**Delivery Address:**
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

Last Name, First Name, Middle Name:
Angus, R. Stuart

Mailing Address:	**Delivery Address:**
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

FIRST QUANTUM MINERALS LTD.

The Company has as its articles the following articles.

Dated: June 3, 2005
Incorporation number: 726351

FIRST QUANTUM MINERALS LTD.
(the "Company")

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) as amended from time to time and includes all regulations as amended from time to time made pursuant to that Act;

(3) "legal personal representative" means the personal or other legal representative of the shareholder;

(4) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(5) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act.*

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions

and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

- (a) past services performed for the Company;
- (b) property;
- (c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any

share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by ordinary resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by ordinary resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by ordinary resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by a resolution of the directors of the Company.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

  (a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

  (b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders entitled to vote at the meeting whether in person or by proxy.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the time and place determined by the meeting.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, the chief executive officer or the chief financial officer, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president, chief executive officer or chief financial officer present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president, chief executive officer or chief financial officer are unwilling to act as chair of the meeting, or if the chair of the board and the president, chief executive officer or chief financial officer have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

   (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

   (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commission or similar authorities appointed under that legislation.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ____________________

Signed *[month, day, year]*

____
[Signature of shareholder]

____
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act.* The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article

10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. Powers and Duties of Directors

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. Disclosure of Interest of Directors

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that

individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, the chief executive officer or the chief financial officer if any, if the president, the chief executive officer or the chief financial officer is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, the chief executive officer or the chief financial officer, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, the chief executive officer or the chief financial officer, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, the chief executive officer or the chief financial officer, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

   (a) the power to fill vacancies in the board of directors;

   (b) the power to remove a director;

   (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

   (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such

remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

   (a) is or may be joined as a party; or

   (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act*.

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the

use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated security" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the *Securities Act* (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

G. Clive Newall, Director

DATED: **June 3, 2005**

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Liz Mueller
LIZ MUELLER
June 3, 2005

This Notice of Articles was issued by the Registrar on: June 3, 2005 10:27 AM Pacific Time

Incorporation Number: **C0726351**

Recognition Date and Time: *Continued into British Columbia on June 3, 2005 10:27 AM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

FIRST QUANTUM MINERALS LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Rowley, Martin R.

Mailing Address:	Delivery Address:
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

Last Name, First Name, Middle Name:
St. George, Peter

Mailing Address:	Delivery Address:
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

Last Name, First Name, Middle Name:
Pennant-Rea, Rupert

Mailing Address:	Delivery Address:
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

Last Name, First Name, Middle Name:
Pascall, Philip K.R.

Mailing Address:	Delivery Address:
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

Last Name, First Name, Middle Name:
Watts, Robert A.

Mailing Address:	Delivery Address:
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

Last Name, First Name, Middle Name:
Newall, G. Clive

Mailing Address:	Delivery Address:
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

Last Name, First Name, Middle Name:
Angus, R. Stuart

Mailing Address:	Delivery Address:
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 28, 2005 03:04 PM Pacific Time

Incorporation Number: **C0726351**

Recognition Date and Time: Continued into British Columbia on June 3, 2005 10:27 AM Pacific Time

NOTICE OF ARTICLES

Name of Company:

FIRST QUANTUM MINERALS LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Rowley, Martin R.

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Last Name, First Name, Middle Name:
St. George, Peter

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Last Name, First Name, Middle Name:
Pennant-Rea, Rupert

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Last Name, First Name, Middle Name:
Pascall, Philip K.R.

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Last Name, First Name, Middle Name:
Watts, Robert A.

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Last Name, First Name, Middle Name:
Newall, G. Clive

Mailing Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Delivery Address:
8TH FLOOR
543 GRANVILLE STREET
VANCOUVER BC V6C 1X8
CANADA

Last Name, First Name, Middle Name:
Adams, Andrew Bell

Mailing Address:	**Delivery Address:**
8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA	8TH FLOOR 543 GRANVILLE STREET VANCOUVER BC V6C 1X8 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

05-06

May 10, 2005

www.first-quantum.com

FIRST QUANTUM REPORTS OPERATIONAL AND FINANCIAL RESULTS FOR THREE MONTHS ENDED MARCH 31, 2005

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce its results for the three months ended March 31, 2005. The complete financial statements are available for review at www.first-quantum.com.

Highlights - Three Months Ended March 31, 2005

- Bwana / Lonshi copper production of 11,963 tonnes of cathode with a cash cost (C1) of $0.60 per pound
- Pre-commercial production at Kansanshi was 518 tonnes of copper cathode and 5,810 tonnes of contained copper from concentrates
- Net earnings of $27.2 million or $0.44 per share including a gain on sale of Anvil of $16.1 million or $0.26 per share
- Cash flow from operations before operating working capital movements was $19.7 million or $0.32 per share
- Cash flow from operations after operating working capital movements was $22.9 million or $0.37 per share

Financial Results (see attached financial statements)

For reporting purposes, there are no revenues and expenses shown from Kansanshi in the Statement of Earnings and Deficit as commercial production for reporting purposes was only achieved in April 2005. During the first quarter, $5.4 million worth of revenue was charged against pre-production costs at Kansanshi.

Revenues for the quarter were a record $38.2 million (Q1 04: $25.3m), the majority of which came from copper proceeds as the high acid consumption at Bwana meant that acid revenues were limited. Copper revenues were up 73% on the comparative period in 2004 due to improved copper prices and a 23% increase in copper sales volumes at Bwana. Acid revenues decreased $3.2m from Q4 2004 due to the increase in acid consumption.

The realized copper price rose to $1.45 per pound (Q1 04: $1.03/lb). The realized copper price was significantly up from last year and previous quarters as all copper sales were at unhedged market prices. The average LME price for the first quarter of 2005 was $1.44 per pound (2004: $1.24/lb)

Cost of sales for the first quarter ended March 31, 2005 was $16.2 million (2004: $12.1m). The 34% increase in cost of sales was primarily due to the 23% increase in copper cathode sold. Other expenses (income) of $(8.9 million) (2004: $4.3m) included a one time gain from the disposal of the company's investment in Anvil. Net earnings for the quarter increased to $27.2 million (2004: $6.7m) or $0.44 per share (2004: $0.11).

The cash inflow from operating activities was $22.9 million (2004: $6.6m) or $0.37 per share (2004: $0.11). The significant turnaround in cash flow from operations is attributable to the improvement in revenue resulting from increased copper production and improved copper prices. The cash flow from operating activities before non-cash working capital movements was $19.7 million (2004: $12.1m) or $0.32 per share (2004: $0.20).

Bwana / Lonshi

Mining

For the first quarter ended March 31, 2005, 152,000 tonnes of ore (Q1 2004: 66,000t) grading 5.3% (Q1 04: 5.4%) and 2,596,000 tonnes of waste (Q1 2004: 1,036,000t) were mined. Mid-way through 2004, the company increased the size of its mining fleet at Lonshi to meet the additional ore requirements of the increased copper production, which has meant that more material has been mined than in the comparative period last year. Although heavy rain fell during January and February, road improvements made during the dry season meant that production continued throughout the rains but at lower levels than in more recent quarters. The mining in the wet did however result in higher costs due to lower production and operating in less than ideal conditions.

Processing

Processing initiatives such as the two new CCDs and the increased electrical current flow implemented after the first quarter 2004 have meant that copper production has increased 23% from Q1 2004 to 11,963 tonnes. Q4 2004 production was lower than Q1 2005 due to non-recurring production related matters in 2004.

Cash costs (C1) for the quarter were $0.60 per pound (Q1 04: $0.39) and total costs (C3) were $0.77 per pound (Q1 04: $0.53). Cash costs (C1) have increased principally due to the higher acid consumption as a result of dolomite contained in the ore processed. Compared with Q4 2004 acid costs per pound of copper produced are up $0.06 and the acid credit is down $0.03 per pound. This coupled with a $0.02 increase in ore costs due to the increased mining costs explains the majority of the increase in C costs from Q4 2004.

Kansanshi Copper-Gold Operation

Mining

During the quarter, 2,120,000 tonnes of ore (Q4 04: 1,346,000) and 1,651,000 tonnes of waste (Q4 04: 2,857,000) had been mined. Consistent with the Lonshi mining operations, heavy rain fell during January and early February, although mining continued when access to the pit permitted. As with other mining operations around the world, the shortage of mining truck tyres is proving problematic, with up to 50% of the 100 tonnes trucks being unavailable due to the lack of tyres. The company is presently working at minimizing the impact of the ongoing tyre shortage by investing in smaller size vehicles that would reduce the dependency on the Euclids.

Processing:

For the quarter, copper production increased to 6,328 tonnes including 5,810 tonnes of copper in concentrate and 518 tonnes of copper cathode. Due to the phased start-up and commissioning at Kansanshi the sulphide circuit was running at commercial levels during the quarter but as the oxide circuit had not reached commercial production the costs and revenue associated with all production continue to be deferred. Commercial production for reporting purposes was reached in April 2005.

Acid production at Solwezi was 22,329 tonnes, of which 4,429 tonnes was consumed internally and 8,365 tonnes were transferred to the Bwana/ Lonshi operation. 8,851 tonnes were sold externally but as the rest of the plant had not reached commercial production, the revenues were charged against pre-production costs.

Guelb Moghrein Copper-Gold Deposit

Guelb is located 250 kilometres northeast of the nation's capital, Nouakchott, near the town of Akjoujt in Mauritania. It consists of an open pit mineable, copper/gold deposit. In January 2005, the detailed design and engineering contract was awarded with site establishment commencing in March 2005. The company expects to develop Guelb in 2005 with production start-up expected in the fourth quarter of 2005. Production will be initially targeted at approximately 30,000 tonnes of copper and 50,000 ounces of gold per year in the form of a copper-gold concentrate which will be trucked to the port of Nouakchott and exported to international smelters.

As at March 31, 2005, the company had capitalized acquisition and development costs totaling $13.8 million (2004: $10.3m). Of the capitalized amount $7.5 million relates to the discounted value of two future acquisition payments which are due to be paid in 2005 and 2006 respectively.

Frontier Copper Deposit,

In May 2004, First Quantum announced the results of an independent copper-cobalt resource estimate completed at its wholly owned Frontier Project located in Haut Katanga Province, Democratic Republic of Congo (DRC). As at March 31, 2005 a project engineering study is substantially complete and a final report is expected in the second quarter of 2005.

As at March 31, 2005, the company had spent $4.2 million (2004: $3.7m) on this project. Geological work is continuing with a further 2000 new soil samples being taken to expand the geochemical database. An updated resource is expected to be published in Q2 2005. Work is ongoing on an environmental impact assessment at Frontier as well as considering aspects such as power supply.

Kashime Copper Prospect

In December 2004, the company announced the results of a reverse circulation drill program completed at the Kashime copper prospect (Kashime). Mineralization at Kashime occurs as disseminated to semi massive bornite and chalcopyrite, oxidized in part, and is hosted by an altered, schistose, carbonaceous sandstone unit overlain by a barren hanging wall dolomitic marble. The mineralized unit dips southwards at 10 – 20 degrees, and depth of oxidation is controlled by proximity to faulting. The drill program tested the most anomalous 1000 metre long section of a 2000 metre long, +300 parts per million copper soil anomaly. Highlights from the 13 hole drill

program included 56 metres grading 2.08% copper; 55 metres grading 1.20% copper and 101 meters grading 0.92% copper. Follow up drilling to further test the prospect is planned for 2005.

As at March 31, 2005, no costs associated with this exploration property had been deferred. During the quarter, 14 core holes were drilled over a strike of approximately 4,000 metres, results are pending. The company currently has two drill rigs operating at Kashime.

Investments -Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). Mopani is a public company registered in Zambia. The carrying value of this investment as at March 31, 2005 is $9.5 million (2004: $9.5m; 2003: $9.5m). In 2004, Mopani increased its finished copper production to approximately 160,000 tonnes from 134,000 tonnes and cobalt production rose marginally to 2,000 tonnes.

Investments -Anvil

On February 28, 2005 the Company disposed of all of its 4,029,617 common shares in Anvil at a net price of CA$6.75 per share. In the first quarter of 2005, the Company recognized a gain of approximately $16.1 million on the Anvil Sale. The 36,996,171 ordinary shares that were previously listed on the ASX were converted into 3,699,617 common shares of Anvil and re-registered on the TSX. The Company continues to hold 296,631 warrants in Anvil at an exercise price of CA$1.13.

Outlook

In the second quarter of 2005, with commercial production at Kansanshi achieved in April 2005, the income statement will benefit from the revenues associated with production that are no longer being capitalized. It is anticipated that unit costs in the short term, will be higher than those indicated in the AR Cameron Report as the plant gradually works up to full design capacity. From the date of commercial production, April 19 to April 30, approximately 958 tonnes of contained copper in concentrate had been produced and 1,100 tonnes of copper cathode.

In addition, a $29 million capital program in 2005 will expand the sulphide circuit again to eight million tonnes of treatment capacity which will result in an average of 145,000 tonnes of finished copper production per year during 2006-2009. An additional expansion of the sulphide circuit is also under consideration to increase the sulphide treatment capacity to 12 million tonnes of sulphide ore to maintain annual finished copper production of 145,000 tonnes as oxide ore is depleted and sulphide ore grades begin to fall.

First Quantum has also been investigating alternative processing routes for a portion of the increased copper concentrate production. To this end, the Company has purchased a complete "second-hand" pressure oxidation facility. The pressure oxidation facility is currently being dismantled and over the next several months will be transported to Kansanshi. Once on site, the pressure oxidation facility and ancillary equipment will be reconstructed and commissioned for use. An additional advantage of this technology at Kansanshi is that it will generate much of the acid required for oxide leaching. It will also enable the leach circuit to operate at elevated temperatures and hence substantially improve copper recovery in mixed ores. A full report of the impact of this process route is being prepared by independent consultants, Bateman Engineering Pty Ltd.

With a strong start to the year the Bwana / Lonshi operation is currently on track to exceed its initial production estimates of between 40,000 to 45,000 tonnes of copper cathode in 2005 with 11,963 tonnes of copper cathode already produced in the first quarter. C1 (cash) costs for the first quarter have exceeded the expected range of between $0.50 and $0.55 per pound of finished copper due to the gangue acid consumption averaging 3.4:1 for the quarter. For the remainder of 2005 it is expected that the high gangue acid consumption will decrease as ore is sourced from a different area of the Lonshi pit, this should improve the C1 cost from the first quarter. In April, the Bwana/ Lonshi operation produced approximately 3,826 tonnes of copper cathode.

At Guelb a National Instrument 43-101 compliant Reserve / Resource statement is expected after the completion of some in-fill drilling in the second quarter of 2005. A Project Engineering Report has been completed and the results are expected to be published in the second quarter of 2005. The contracts for the plant engineering and construction have been awarded. Construction activities are underway. Guelb is expected to be financed through a combination of cash on hand, project debt and end user/supplier finance.

At Frontier, the project engineering study is substantially complete. This coupled with an updated resource / reserve statement is expected to be published in the second quarter of 2005. At the newly discovered Kashime prospect exploration drilling recommenced in February, 2005 and is ongoing.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@fqml.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of gold, copper, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

The preceding discussion and analysis and financial review should be read in conjunction with management's discussion of critical accounting policies, risk factors and comments regarding forward looking statements contained in the audited consolidated financial statements for the period ended December 31, 2004. The following discussion and analysis of the Company's results of operations should also be read in conjunction with the unaudited consolidated financial statements and related notes.

SUMMARY OF QUARTERLY RESULTS					
Statement of Operations and Deficit	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1
(millions, except where indicated)					
Total Revenues	$38.2	$30.7	$31.2	$26.3	$25.3
Cost of Sales	16.2	14.5	14.1	13.1	12.1
Net Earnings (Loss)	27.2	9.3	7.9	4.1	6.7
Basic Earnings per share	$0.44	$0.16	$0.13	$0.07	$0.11
Diluted Earnings per share	$0.43	$0.15	$0.13	$0.07	$0.11
Realized copper price	$1.45	$1.20	$1.16	$1.11	$1.03
Cash Costs (C1)	$0.60	$0.48	$0.45	$0.48	$0.39
Cash Costs (C3)	$0.77	$0.59	$0.68	$0.67	$0.53
Financial Position (millions)					
Working Capital	61.4	33.9	51.8	28.0	40.2
Total Assets	523.1	473.1	385.0	276.4	241.8
Weighted Average # Shares (000's)	61,267	60,123	59,867	59,434	58,568
Bwana/Lonshi Production Statistics					
Mining:					
Waste Mined (000's)	2,596	2,926	4,213	2,854	1,036
Ore Mined (000's)	152	261	257	85	66
Ore Grade %	5.3	6.4	4.7	5.2	5.4
Processing:					
Ore Processed (000's)	264	256	278	237	209
Contained Copper (tonnes)	13,804	12,824	12,908	10,813	10,904
Grade %	5.2	5.0	4.6	4.6	5.2
Recovery %	87	85	88	89	89
Copper Produced (tonnes)	11,963	10,942	11,330	9,585	9,689
Acid Produced (tonnes)	32,936	35,671	35,920	34,265	34,344
Surplus Acid (tonnes)	49	9,664	16,884	19,149	20,763
Kansanshi Production Statistics					
Mining:					
Waste Mine (000's)	1,651	2,857	1,175	-	-
Ore Mined (000's)	2,120	1,346	-	-	-
Ore Grade %	1.7	2.4	-	-	-
Processing:		-	-	-	-
Ore Processed (000's)	688	-	-	-	-
Contained Copper (tonnes)	11,541	-	-	-	-
Recovery %	55	-	-	-	-
Copper Produced (tonnes)	6,328	-	-	-	-
Acid Produced (tonnes)	22,339	-	-	-	-
Surplus Acid (tonnes)	8,851	-	-	-	-

Notes:

C1 – costs are cash operating costs, including mining, processing, site administration and refining; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office, interest costs and finance charges; net of by product credits.

Consolidated Balance Sheets

As at March 31, 2005 and December 31, 2004
(expressed in thousands of US dollars)
(unaudited)

	2005 $	2004 $
Assets		
Current assets		
Cash and cash equivalents	78,989	50,356
Restricted cash (note 8)	1,755	1,931
Accounts receivable and prepaid expenses	21,620	21,927
Inventory (note 4)	42,493	31,674
	144,857	105,888
Investments (note 5)	9,522	15,340
Exploration properties	444	444
Property, plant and equipment (note 6)	340,584	319,222
Other assets and deferred charges (note 7)	27,702	32,167
	523,109	473,061
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	33,528	33,884
Current taxes payable (note 9)	7,170	3,248
Current portion of long-term debt (note 8)	30,391	22,865
Current portion of other liabilities (note 10)	12,368	12,012
	83,457	72,009
Long-term debt (note 8)	207,204	191,661
Asset retirement obligation	4,006	3,762
Future income tax liability (note 9)	12,130	12,313
Other liabilities (note 10)	30,603	33,286
	337,400	313,031
Minority interests	2,190	2,190
	339,590	315,221
Shareholders' Equity		
Equity accounts (note 11)	163,279	161,776
Retained Earnings (Deficit)	20,240	(3,936)
	183,519	157,840
	523,109	473,061

Commitments and contingencies (note 14)

Approved by the Board of Directors

_______________ Director _______________ Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Operations and Deficit

For three months ended March 31, 2005 and 2004
(expressed in thousands of US dollars)
(unaudited)

	Three months ended	
	March 31, 2005 $	**March 31, 2004 $**
Revenues		
Copper	38,172	22,082
Acid	10	3,170
	38,182	25,252
Costs and expenses		
Cost of sales	16,166	12,091
Depletion and amortization	3,905	2,332
Exploration	1,012	377
Foreign exchange (gain) loss	(379)	129
General and administrative	2,106	1,145
Interest and financing fees on long-term debt	849	587
Other Income	(262)	(256)
Gain on disposal of investment	(16,127)	-
	7,270	16,405
Earnings before income taxes and equity earnings	30,912	8,847
Income Taxes (note 9)	3,736	2,614
Equity earnings	-	434
Net earnings for the period	27,176	6,667
Deficit - Beginning of period	(3,936)	(31,946)
Dividends declared	(3,000)	-
Retained earnings (Deficit) - End of period	20,240	(25,279)
Earnings per common share		
Basic	$0.44	$0.11
Diluted	$0.43	$0.11
Weighted average number of shares outstanding (000's)	61,267	58,568

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Cash Flows

For three months ended March 31, 2005 and 2004
(expressed in thousands of US dollars)
(unaudited)

	Three months ended March 31, 2005 $	Three months ended March 31, 2004 $
Cash flows from operating activities		
Net earnings for the period	27,176	6,667
Items not affecting cash		
Depletion and amortization	3,905	2,332
Accretion	137	346
Provision for deferred stripping	3,903	-
Equity earnings	-	(434)
Unrealized foreign exchange (gain) loss	(126)	390
Future income tax expense (recovery)	(186)	2,614
Stock-based compensation expense	654	186
Other	406	44
Gain on disposal of investment	(16,127)	-
	19,742	12,145
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable and prepaid expenses	8,590	(2,771)
(Increase) decrease in inventory	(7,732)	355
Increase (decrease) in accounts payable and accrued liabilities	2,330	(3,061)
	22,930	6,668
Cash flows from financing activities		
Movement in restricted cash	176	-
Proceeds from long-term debt	31,523	17,876
Repayments of principal on long-term debt	(5,308)	(2,502)
Proceeds from issue of common shares and warrants	849	43,325
Payments for deferred premium obligation and finance fees	(2,401)	(1,330)
	24,839	57,369
Cash flows from investing activities		
Net payments to acquire capital assets and investments	(38,865)	(34,993)
Payments for deferred exploration and stripping costs	(2,104)	(1,164)
Proceeds on disposal of investment	21,944	-
	(19,025)	(36,157)
Effect of exchange rate changes on cash	(111)	(494)
Increase in cash and cash equivalents	28,744	27,880
Cash and cash equivalents - Beginning of period	50,356	25,592
Cash and cash equivalents - End of period	78,989	52,978

Segmented Information

For three months ended March 31, 2005 and 2004
(expressed in thousands of US dollars)
(unaudited)

For the three months ended **March 31, 2005**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Total
	$	$	$	$	$
External Revenues	38,182	-	-		38,182
Cost and Expenses					
Cost of Sales	16,166	-	-	-	16,166
Depletion and amortization	3,859	-	-	46	3,905
Exploration	525	-	-	487	1,012
Foreign exchange loss (gain)	(489)	-	-	110	(379)
General and administrative	-	-	-	2,106	2,106
Interest and financing fees	849	-	-	-	849
Other Income	(49)			(213)	(262)
Gain on Disposal	-			(16,127)	(16,127)
Total Cost and Expenses	20,861	-	-	(13,591)	7,270
Segment profit (loss) before the under noted items	17,321	-	-	13,591	30,912
Equity earnings	-	-	-	-	
Income Tax	3,736	-	-	-	3,736
Segment profit (loss)	13,585	-	-	13,591	27,176
Property, Plant and equipment additions	2,047	20,671	3,489	(62)	26,145
Total assets	185,134	348,025	14,793	204,027	751,979
Inter-company balances included in total assets	(62,131)	-	-	(166,739)	(228,870)
Total consolidated assets	123,003	348,025	14,793	37,288	523,109

Definitions:
BLO – Bwana / Lonshi Operation
KCO – Kansanshi Copper / Gold Operation
GMP – Guelb Moghrein Project
CDA – Corporate Development and Administration which includes Frontier, Connemara and Carlisa

Segmented Information

For three months ended March 31, 2005 and 2004
(expressed in thousands of US dollars)
(unaudited)

For the three months ended **March 31, 2004**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Total
	$	$	$	$	$
External Revenues	25,252	-	-	-	25,252
Cost and Expenses					
Cost of Sales	12,091	-	-	-	12,091
Depletion and amortization	2,296	-	-	36	2,332
Exploration	179	-	-	198	377
Foreign exchange loss (gain)	(231)	-	-	360	129
General and administrative	-	-	-	1,145	1,145
Interest and financing fees	577	-	-	10	587
Other income	(7)	-	-	(249)	(256)
Gain on disposal of investment	-	-	-	-	
Total Costs and Expenses	14,905	-	-	1,500	16,405
Segment profit (loss) before the under noted items	10,347	-	-	(1,500)	8,847
Equity earnings	-	-	-	434	434
Income Tax	2,614	-	-	-	2,614
Segment profit (loss)	7,733	-	-	(1,066)	6,667
Property, Plant and equipment additions	7,363	34,913	-	2,312	44,588
Total assets	91,450	95,811	-	54,567	241,828
Inter-company balances included in total assets	19,656	-	-	101,704	121,360
Total consolidated assets	111,106	95,811	-	156,271	363,188

Definitions:
BLO – Bwana / Lonshi Operation
KCO – Kansanshi Copper / Gold Operation
GMP – Guelb Moghrein Project
CDA – Corporate Development and Administration which includes Connemara

First Quantum Minerals Ltd.
Consolidated Financial Statements
First Quarter – March 31, 2005
(Unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at March 31, 2005 and December 31, 2004

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	2005 $	2004 $
Assets		
Current assets		
Cash and cash equivalents	78,989	50,356
Restricted cash (note 8)	1,755	1,931
Accounts receivable and prepaid expenses	21,620	21,927
Inventory (note 4)	42,493	31,674
	144,857	105,888
Investments (note 5)	9,522	15,340
Exploration properties	444	444
Property, plant and equipment (note 6)	340,584	319,222
Other assets and deferred charges (note 7)	27,702	32,167
	523,109	473,061
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	33,528	33,884
Current taxes payable (note 9)	7,170	3,248
Current portion of long-term debt (note 8)	30,391	22,865
Current portion of other liabilities (note 10)	12,368	12,012
	83,457	72,009
Long-term debt (note 8)	207,204	191,661
Asset retirement obligation	4,006	3,762
Future income tax liability (note 9)	12,130	12,313
Other liabilities (note 10)	30,603	33,286
	337,400	313,031
Minority interests	2,190	2,190
	339,590	315,221
Shareholders' Equity		
Equity accounts (note 11)	163,279	161,776
Retained Earnings (Deficit)	20,240	(3,936)
	183,519	157,840
	523,109	473,061

Commitments and contingencies (note 14)

Approved by the Board of Directors

_________________________ Director _________________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three months ended March 31, 2005 and 2004

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended	
	March 31, 2005	**March 31, 2004**
	$	**$**
Revenues		
Copper	38,172	22,082
Acid	10	3,170
	38,182	25,252
Costs and expenses		
Cost of sales	16,166	12,091
Depletion and amortization	3,905	2,332
Exploration	1,012	377
Foreign exchange (gain) loss	(379)	129
General and administrative	2,106	1,145
Interest and financing fees on long-term debt	849	587
Other Income	(262)	(256)
Gain on disposal of investment	(16,127)	-
	7,270	16,405
Earnings before income taxes and equity earnings	30,912	8,847
Income Taxes (note 9)	3,736	2,614
Equity earnings	-	434
Net earnings for the period	27,176	6,667
Deficit - Beginning of period	(3,936)	(31,946)
Dividends declared	(3,000)	-
Retained earnings (Deficit) - End of period	20,240	(25,279)
Earnings per common share		
Basic	$0.44	$0.11
Diluted	$0.43	$0.11
Weighted average number of shares outstanding (000's)	61,267	58,568

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2005 and 2004

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended March 31, 2005 $	March 31, 2004 $
Cash flows from operating activities		
Net earnings for the period	27,176	6,667
Items not affecting cash		
Depletion and amortization	3,905	2,332
Accretion	137	346
Provision for deferred stripping	3,903	-
Equity earnings	-	(434)
Unrealized foreign exchange (gain) loss	(126)	390
Future income tax expense (recovery)	(186)	2,614
Stock-based compensation expense	654	186
Other	406	44
Gain on disposal of investment	(16,127)	-
	19,742	12,145
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable and prepaid expenses	8,590	(2,771)
(Increase) decrease in inventory	(7,732)	355
Increase (decrease) in accounts payable and accrued liabilities	2,330	(3,061)
	22,930	6,668
Cash flows from financing activities		
Movement in restricted cash	176	-
Proceeds from long-term debt	31,523	17,876
Repayments of principal on long-term debt	(5,308)	(2,502)
Proceeds from issue of common shares and warrants	849	43,325
Payments for deferred premium obligation and finance fees	(2,401)	(1,330)
	24,839	57,369
Cash flows from investing activities		
Net payments to acquire capital assets and investments	(38,865)	(34,993)
Payments for deferred exploration and stripping costs	(2,104)	(1,164)
Proceeds on disposal of investment	21,944	-
	(19,025)	(36,157)
Effect of exchange rate changes on cash	(111)	(494)
Increase in cash and cash equivalents	28,744	27,880
Cash and cash equivalents - Beginning of period	50,356	25,592
Cash and cash equivalents - End of period	78,989	52,978

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2005 and 2004
(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

1. Nature of operations

First Quantum Minerals Ltd. ("FQM" or the "Company") is engaged in the production of copper, gold and acid and related activities including exploration, development and processing. These activities are conducted principally in Zambia, the Democratic Republic of Congo (DRC), and Mauritania.

2. Basis of presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 3.

3. Change in accounting policy

Effective January 1, 2005, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interests. There was no impact on either Earnings or the Consolidated Balance Sheet from applying this guideline.

4. Inventory

	March 31, 2005 $	December 31, 2004 $
Ore in stockpiles	19,244	11,584
Work-in-progress	2,409	1,283
Copper and concentrates	2,964	243
Total product inventory	24,617	13,110
Consumable stores	18,990	19,678
Total inventory	43,607	32,788
Less: Non-current portion	(1,114)	(1,114)
	42,493	31,674

5. Investments

	March 31, 2005 $	December 31, 2004 $
Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b)	-	5,818
	9,522	15,340

a) The Company has an 18.8% interest in Carlisa that holds a 90% interest in Mopani.

b) On February 28, 2005, the company disposed of all of its common shares in Anvil for net proceeds of $21,944 or CA$6.75 per share based on 4,029,617 shares resulting in a gain of $16,127.

(expressed in thousands of U.S. dollars, except where indicated)

6. Property, plant and equipment

			March 31, 2005
	Cost $	Accumulated amortization $	Net $
Land and Buildings	11,007	3,219	7,788
Mineral Property	48,112	17,382	30,730
Plant and Equipment	302,275	52,248	250,027
Work-in-progress	52,039	-	52,039
	413,433	72,849	340,584

			December 31, 2004
	Cost $	Accumulated amortization $	Net $
Land and Buildings	7,234	2,742	4,492
Mineral Property	47,980	17,147	30,833
Plant and Equipment	137,448	47,575	89,873
Work-in-progress	194,024	-	194,024
	386,686	67,464	319,222

7. Other assets and deferred charges

	March 31, 2005 $	December 31, 2004 $
Prepaid Power	11,521	11,853
Deferred finance fees - net of amortization	9,552	7,549
Non-current ore stockpiles (note 4)	1,114	1,114
Deferred stripping asset	147	1,948
Fair value of derivative instruments (note 13)	5,640	9,988
Derivative instruments transition adjustment	1,002	1,002
Less: Current portion of prepaid power	(1,274)	(1,287)
	27,702	32,167

(expressed in thousands of U.S. dollars, except where indicated)

8. Long-term debt

	March 31, 2005	December 31, 2004
	$	$
Drawn debt facilities		
SCB facility (a)	25,385	27,692
Bwana EIB facility (b)	12,055	12,731
Banque Belgolaise facility (c)	6,000	9,000
Standard Bank Group and WestLB (d)	120,000	97,000
Kansanshi EIB facility (e)	43,905	46,376
Banque Belgolaise and Export Development Bank of Canada (f)	30,000	21,477
Other	250	250
Total long-term debt	**237,595**	**214,526**
Less: Current portion	(30,391)	(22,865)
	207,204	**191,661**
Available for drawdown		
Glencore International AG (g)	25,000	
	25,000	

a. Standard Chartered Bank (SCB)

In 2003, Bwana entered into a long-term debt facility with SCB of $30,000 to re-finance an existing facility, and provide additional funding for capital projects and general working capital purposes. This facility is repayable in 13 equal quarterly instalments which commenced in October 2004 and bears interest at a rate of LIBOR plus 2.5%. A sinking fund has been established to meet the quarterly instalments and is recorded as restricted cash. Subsequent to March 31, 2005, the company agreed to repay $7,500 on this facility as a result of the Anvil disposition.

The company has pledged as security the assets and undertakings of Bwana.

b. Bwana European Investment Bank (EIB) facility

In 2002, Bwana entered into a long-term debt facility with EIB for 14,000 Euros for additional project financing on the expansion of Bwana. This facility is repayable in six equal annual instalments which commenced July 2003 and bears interest at between 3% and 12.5%, based on the average realized cash copper price for the preceding financial year. The interest rate is at its lower limit at a realized copper price of less than $1,400 per tonne and then increases incrementally until it reaches it $2,400 per tonne upper limit.

The company has pledged as security the assets and undertaking of Bwana pari passu with the pre-existing security provided of SCB. As this facility is in Euros, the company has entered into cross-currency principal and interest rate swaps. The outstanding balance of this loan after considering the effect of the cross-currency swap is $11,281.

c. Banque Belgolaise facility

In 2003, the company entered into a long-term debt facility with Banque Belgolaise for $6,000 to assist with financing the Comisa mining fleet. This facility was extended to $10,000 to provide additional financing for Comisa's larger mining fleet. The facility was repayable in 10 quarterly instalments which commenced in December 2004 and bears interest at LIBOR plus 3%. A sinking fund has been established to meet these quarterly instalments and is recorded as restricted cash. On March 15, 2005, the facility was reduced to $6,000 as a result of the Anvil disposition (note 5). The facility is now repayable in 6 quarterly instalments of $1,000.

The company has pledged as security the mining fleet of Comisa.

(expressed in thousands of U.S. dollars, except where indicated)

d. Standard Bank Group and WestLB

In 2003, Kansanshi entered into a secured $120,000 senior debt facility agreement arranged and underwritten by Standard Bank Group and WestLB to finance the design, construction, operation and maintenance of the Kansanshi project.

The facility comprises two tranches of $60,000, each available for drawdown until July 31, 2005. Tranche A is repayable in eleven semi-annual instalments commencing on January 31, 2006; Tranche B is repayable in 22 quarterly payments commencing on October 31, 2005. Interest on Tranche A is calculated at a fixed rate of 6%. Interest on Tranche B is calculated at LIBOR plus 3% during construction and LIBOR plus 2.5% during the repayment period.

The company has pledged as security the assets and undertakings of Kansanshi, a mortgage over the shares of Kansanshi Holdings Limited and a guarantee of repayment by FQM.

e. Kansanshi European Investment Bank (EIB) Facility

In 2003, Kansanshi entered into a subordinated debt facility agreement with EIB, for 34 million Euros ($46,400), to finance the design, construction, operation and maintenance of the Kansanshi project.

This facility is available for drawdown prior to October 31, 2006 and repayable in nine equal annual payments commencing October 31, 2007. Interest will be 7.2% until April 30, 2005 and thereafter will be recalculated annually, with a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year. The interest rate is at its lower limit at a realized copper price of less them $1,300 per tonne and then increases incrementally until it reaches its $2,200 per tonne upper limit.

As this facility is in Euros, the company has entered into cross-currency principal and interest rate swaps. The outstanding balance of this loan after considering the effect of the cross-currency swap is $41,130.

f. Banque Belgolaise and Export Development Bank of Canada

In 2004, the company entered into a $30,000 facility with Banque Belgolaise and Export Development Bank of Canada.

This facility comprises two tranches repayable in 12 quarterly instalments commencing on July 31, 2005. Tranche A is for $25,000 and bears interest at LIBOR plus 3% during the availability period and LIBOR plus 2.5% thereafter. Tranche B is for $5,000 and 90% of this tranche bears interest at LIBOR plus 1%, while the remainder bears interest the same as tranche A. The availability period ended on March 31, 2005.

The company has pledged as security the assets and undertakings of FQM Zambia Ltd which includes the Kansanshi mining fleet.

Undrawn debt facilities

g. Glencore International AG

In 2004, Kansanshi entered into a $25,000 cost over run facility with Glencore International AG. The facility bears interest at LIBOR plus 3.5%. If utilized, the loan is repayable in ten semi-annual instalments commencing eighteen months after the project completion date.

(expressed in thousands of U.S. dollars, except where indicated)

9. Future income taxes

	March 31, 2005 $	December 31, 2004 $
Opening balances	12,313	4,589
Future income tax expense	(183)	7,724
Closing balance	12,130	12,313

Income tax expense consists of:

	March 31, 2005 $	March 31, 2004 $
Future income tax (recovery) expense	(183)	2,614
Current income tax expense	3,919	-
	3,736	2,614

10. Other liabilities

	March 31, 2005 $	December 31, 2004 $
Unrealized fair value of derivative liability (note 13)	9,398	10,945
Deferred premium obligation	18,098	19,231
Zesco Limited (a)	3,579	3,579
ZCCM deferred payment (b)	3,333	3,333
Guelb Moghrein deferred payment (c)	7,486	7,370
Other	1,077	840
	42,971	45,298
Less: Current Portion	(12,368)	(12,012)
	30,603	33,286

a. Zesco Limited

The company has entered into an agreement with Zesco Limited (Zesco) whereby Zesco will provide the Kansanshi mine with power for 10 years from the first day of commercial operations. The company agreed to pay a connection fee of $10,000, of which $6,000 was paid during 2004 with the balance of $4,000 to be paid in equal semi-annual payments beginning in the fourth quarter of 2004. Interest is calculated on the outstanding balance at a fixed rate of 6% per annum.

b. ZCCM deferred payment

Consistent with the Kansanshi development agreement, the company agreed to pay $3,333 to Zambian Consolidated Copper Mines (ZCCM). This balance is included within the current portion of the liabilities.

c. Guelb Moghrein deferred payment

The company agreed to pay a total of $10,000 to acquire the rights to the 80% interest in Guelb Moghrein copper project. The first payment of $2,000 was made in December 2004, with subsequent payments of $3,000 due 12 months after the first payment date and $5,000 due on the earlier of 24 months from the first payment date or upon commercial production. The discounted value of the deferred payments at March 31, 2005 is $7,486.

(expressed in thousands of U.S. dollars, except where indicated)

11. Equity accounts

	March 31, 2005 $	December 31, 2004 $
Common shares	159,484	158,538
Contributed surplus	3,795	3,238
	163,279	161,776

Number of shares issued and outstanding	61,487	61,239
Weighted average number of shares (000's)	61,267	60,123

12. Segmented information

The company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Bwana / Lonshi Operation (BLO)

The Bwana plant and the Lonshi mine are owed by separate legal entities but from a management perspective are viewed as an integrated operation, with the Bwana plant processing the ore mined at Lonshi. The Bwana plant in Zambia produces grade A copper cathodes from the Lonshi open pit mine in the DRC. In addition, the Bwana plant manufactures sulphuric acid for use in processing the copper and for sale to third parties.

Kansanshi Copper / Gold Operation (KCO)

The Kansanshi project is located in the northwest province of Zambia, approximately 15 kilometres north of Solwezi. The project reached commercial production in April 2005 and has begun to produce grade A copper cathodes and copper in concentrate with a gold credit.

Guelb Moghrein Project (GMP)

The Guelb Moghrein project is located near Akjoujt in Mauritania. Project construction commenced in early 2005 and commercial production is expected to commence in early 2006.

Corporate Development and Administration and Other (CDA)

The corporate development and administration segment is responsible for the evaluation and acquisition of the new mineral properties, regulatory reporting, and corporate administration. It also holds the Connemara gold mine in Zimbabwe which is currently on a care and maintenance basis, the Frontier project which is in the drilling and assessment phase, and the investment in Carlisa which holds a 90% interest in Mopani Copper Mines Ltd.

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **March 31, 2005**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Total
	$	$	$	$	$
External Revenues	38,182	-	-		38,182
Cost and Expenses					
Cost of Sales	16,166	-	-	-	16,166
Depletion and amortization	3,859	-	-	46	3,905
Exploration	525	-	-	487	1,012
Foreign exchange loss (gain)	(489)	-	-	110	(379)
General and administrative	-	-	-	2,106	2,106
Interest and financing fees	849	-	-	-	849
Other Income	(49)			(213)	(262)
Gain on Disposal	-			(16,127)	(16,127)
Total Cost and Expenses	20,861	-	-	(13,591)	7,270
Segment profit (loss) before the under noted items	17,321	-	-	13,591	30,912
Equity earnings	-	-	-	-	
Income Tax	3,736	-	-	-	3,736
Segment profit (loss)	13,585	-	-	13,591	27,176
Property, Plant and equipment additions	2,047	20,671	3,489	(62)	26,145
Total assets	185,134	348,025	14,793	204,027	751,979
Inter-company balances included in total assets	(62,131)	-	-	(166,739)	(228,870)
Total consolidated assets	123,003	348,025	14,793	37,288	523,109

Definitions:
BLO – Bwana / Lonshi Operation
KCO – Kansanshi Copper / Gold Operation
GMP – Guelb Moghrein Project
CDA – Corporate Development and Administration which includes Frontier, Connemara and Carlisa

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **March 31, 2004**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Total
	$	$	$	$	$
External Revenues	25,252	-	-	-	25,252
Cost and Expenses					
Cost of Sales	12,091	-	-	-	12,091
Depletion and amortization	2,296	-	-	36	2,332
Exploration	179	-	-	198	377
Foreign exchange loss (gain)	(231)	-	-	360	129
General and administrative	-	-	-	1,145	1,145
Interest and financing fees	577	-	-	10	587
Other income	(7)	-	-	(249)	(256)
Gain on disposal of investment	-	-	-	-	
Total Costs and Expenses	14,905	-	-	1,500	16,405
Segment profit (loss) before the under noted items	10,347	-	-	(1,500)	8,847
Equity earnings	-	-	-	434	434
Income Tax	2,614	-	-	-	2,614
Segment profit (loss)	7,733	-	-	(1,066)	6,667
Property, Plant and equipment additions	7,363	34,913	-	2,312	44,588
Total assets	91,450	95,811	-	54,567	241,828
Inter-company balances included in total assets	19,656	-	-	101,704	121,360
Total consolidated assets	111,106	95,811	-	156,271	363,188

Definitions:
BLO – Bwana / Lonshi Operation
KCO – Kansanshi Copper / Gold Operation
GMP – Guelb Moghrein Project
CDA – Corporate Development and Administration which includes Connemara and Carlisa

(expressed in thousands of U.S. dollars, except where indicated)

13. Financial Instruments

a) Derivative instruments

The company uses derivative instruments to mitigate the effect of certain risks that are inherent in its business and from time to time to address the requirements of its lending institutions.

As at March 31, 2005, the company had entered into a number of derivative instruments to minimize the risk exposure to copper and gold prices, foreign currency, and interest rate protection contracts, and foreign currency protection contracts.

For copper and gold forward and put option contracts, fair values were calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair values were determined using market interest rates. For foreign currency protection contracts, fair values were determined using the exchange rate at year end.

The put options offer downside protection while allowing the company to participate in any copper and gold price appreciation. Forward contracts are based on a fixed gold price and cap the price that will be received for sales in the future. The fair values of these contracts at March 31, 2005 are as follows:

	Estimated fair value
	$
Asset (Liability)	
Copper put options (i)	1,009
Gold put options and forward contracts (ii)	(9,056)
Cross currency principal and interest swaps (iii)	4,289
	(3,758)

i. In 2004, the Company entered into copper put option contracts on 210,240 tonnes of its expected copper production at Kansanshi beginning in 2005 and ending in 2007 at a price of $1,800 ($0.82lb). Upon entering into these contracts, the company assumed a premium obligation of $21,024, which becomes due and payable between January 2005 and December 2007. As at March 31, 2005, 196,332 copper put options were outstanding. As a result of closing out 13,908 options during the period the company realized a loss of $172 which had previously been recorded as unrealized. In addition, unrealized losses of $1,041 were recorded as a result of a decrease in the fair value of the remaining options. These losses have been capitalized as commercial production at Kansanshi has not yet commenced.

ii. In 2004, the Company has entered into put option contracts on 139,296 ounces at a forward price of $350 per ounce for part of its gold production at Kansanshi beginning in 2005 and ending in 2009. To cover the cost of these put option contracts, the company has also entered into contingent gold forward contracts on 139,926 ounces of gold with a strike price of $400 for part of its gold production at Kansanshi beginning in 2005 and ending in 2009. As at March 31, 2005, 3,711 contracts had expired unexercised leaving 135,585 put options and forward contracts outstanding.

   As at March 31, 2005, the increase in gold prices has meant that the fair value of the put options had decreased to $342 (December 2004: $660) (note 7) and the fair value of the forward contracts has decreased to $9,398 (December 2004: $10,945) (note 10). These changes in fair value has been capitalized as commercial production at Kansanshi has not yet commenced.

iii. The company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Bwana and Kansanshi EIB facilities. As at March 31, 2005, the fair value of these instruments was $4,289 (December 2004: $7,282) (note 7).

14. Commitments and contingencies

Kansanshi deferred consideration

Under the terms of the purchase agreement, the company has agreed to make a final payment to Cyprus Amax in connection with the Kansanshi acquisition. This amount will be calculated as $25,000 less an amount equal to the average market value for the 30 days after to the commencement of commercial production of the 1.4 million common shares that the company previously issued to Cyprus Amax.

Management believes no amounts will be due to Cyprus Amax at the time this final payment is calculated.

Commitments

In conjunction with the development of Kansanshi and other projects, the company has committed to approximately $51 million in capital expenditures as at March 31, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

(May 10, 2005)

Three Months ended March 31, 2005
(expressed in U.S. dollars)

Summary of Financial and Operational Results

The following discussion, analysis and financial review are comprised of seven main sections:

1. At A Glance
2. 2005 First Quarter Discussion
3. Discussion of Financial Position and Liquidity
4. Other Matters
5. Outlook
6. Critical Accounting Policies and Definitions
7. Selected Annual Information and Summary of Quarterly Results

For further information on the Company reference should be made to the Company's Annual Information Form (AIF) and also to its public filings that are available on www.sedar.com.

1. At A Glance

- Bwana / Lonshi copper production of 11,963 tonnes of cathode with a cash cost (C1) of $0.60 per pound
- Pre-commercial production at Kansanshi was 518 tonnes of copper cathode and 5,810 tonnes of contained copper from concentrates
- Net earnings of $27.2 million or $0.44 per share including a gain on sale of Anvil of $16.1m or $0.26 per share
- Cash flow from operations before operating working capital movements was $19.7 million or $0.32 per share
- Cash flow from operations after operating working capital movements was $22.9 million or $0.37 per share

Copper Production for the quarter exceeded the record high achieved in Q3 2004. Dolomite contamination within the processed ore has resulted in increased C1 costs due to higher acid consumption. At Kansanshi, commercial production was achieved in April 2005.

2. 2005 First Quarter Discussion

Earnings and Operations

For reporting purposes, there are no revenues and expenses shown from Kansanshi in the Statement of Earnings and Deficit as commercial production for reporting purposes was only achieved in April 2005. During the first quarter, $5.4 million worth of revenue was charged against pre-production costs at Kansanshi.

Consolidated Revenue

Revenues for the quarter were a record $38.2 million, the majority of which came from copper proceeds as the high acid consumption at Bwana meant that acid revenues were limited. Copper revenues were up 73% on the comparative period in 2004 due to improved copper prices and a 23% increase in copper sales volumes at Bwana. Acid revenues decreased $3.2 million from Q4 2004 due to the increase in acid consumption.

The realized copper price rose to $1.45 per pound. The realized copper price was significantly up from last year and previous quarters as all copper sales were at unhedged market prices.

The average LME price for the first quarter of 2005 was $1.44 per pound (2004: $1.24/lb; 2003: $0.76/lb).

First Quarter Revenues
Table 1

	2005	2004	2003
Revenues (millions)			
Copper	$38.2	$22.1	$6.9
Acid	-	3.2	3.3
Total Revenue	$38.2	$25.3	$10.2
Sales Statistics (tonnes)			
Copper Sales	11,935	9,693	4,456
Acid Sales	49	20,763	23,432
Realized Price			
Copper (per pound)	$1.45	$1.03	$0.70

Consolidated Cost of Sales and Production Statistics

Cost of sales for the first quarter ended March 31, 2005 was $16.2 million. The 34% increase in cost of sales was primarily due to the 23% increase in copper cathode sold.

Other expenses (income) of $(8.9 million) (2004: $4.3m 2003: $2.3m) included a one time gain from the disposal of the company's investment in Anvil of $16.1 million (refer section 4: Investments - Anvil).

First Quarter Cost of Sales and Production Statistics Table 2			
	2005	**2004**	**2003**
Costs			
Cost of Sales (millions)	$16.2	$12.1	$8.1
C1 Costs (per pound)	$0.60	$0.39	$0.44
C3 Costs (per pound)	$0.77	$0.53	$0.71
Bwana/Lonshi Production Statistics (tonnes)			
Waste Mined (000's)	2,596	1,036	427
Ore Mined (000's)	152	66	-
Ore Grade Mined	5.3%	5.4%	n/a
Ore Processed (000's)	264	209	111
Ore Grade Processed	5.2%	5.2%	n/a
Copper Production	11,963	9,689	4,359
Acid Production	32,936	34,344	34,385

Other expenses, excluding the Anvil disposal were $7.2 million (2004: $4.3m 2003: $2.3m). Other expenses comprised depletion and amortisation of $3.9 million (2004: $2.3m; 2003: $1.0m), general and administration costs of $2.1 million (2004: $1.1m; 2003: $0.5m) and interest and financing expenses of $0.8 million (2004: $0.6m; 2003: $0.6m). The movement in depreciation expense is due to the increased production at Bwana which uses the units of production method of depreciation. General and administrative expenses include $0.6 million that was charged to the income statement for the expensing of stock options.

Bwana/Lonshi

Mining:

For the first quarter ended March 31, 2005, 152,000 tonnes of ore grading 5.3% and 2,596,000 tonnes of waste were mined. Mid-way through 2004, the company increased the size of its mining fleet at Lonshi to meet the additional ore requirements of the increased copper production, which has meant that more material has been mined than in the comparative period last year.

Although heavy rain fell during January and February, road improvements made during the dry season meant that production continued throughout the rains but at lower levels than in more recent quarters. The mining in the wet did however result in higher costs due to lower production and operating in less than ideal conditions. The strip ratio for the quarter was 17:1 (2004: 18:1; 2003: n/a). As a result, the Company has deferred costs associated with its mining program at Lonshi of approximately $0.2 million since December 31, 2004.

Processing:

Processing initiatives such as the two new CCDs and the increased electrical current flow implemented after the first quarter 2004 have meant that copper production has increased 23% from Q1 2004 to 11,963 tonnes. Q4 2004 production was lower than Q1 2005 due to non-recurring production related matters in 2004.

Cash costs (C1) for the quarter were $0.60 per pound and total costs (C3) were $0.77 per pound. Cash costs (C1) have increased principally due to the higher acid consumption as a result of dolomite contained in the ore processed. Compared with Q4 2004 acid costs per pound of copper produced are up $0.06 and the acid credit is down $0.03 per pound. This coupled with a $0.02 increase in ore costs due to the increased mining costs explains the majority of the increase in C costs from Q4 2004.

Acid production was 32,936 tonnes, of which 49 tonnes was surplus acid production that was sold to external customers. The acid available for resale has decreased due to the increased acid consumption required for the copper circuit. Acid consumption during the first quarter was 40,419 tonnes (2004: 13,643t; 2003: 10,902t). The acid consumed exceeded production of the acid plants at Bwana and 8,365 tonnes of acid was provided from the Solwezi Acid Plant. The increase of 196% in acid consumption has been driven by the increased acid consumption rate per tonne of copper produced 3.4:1 (2004: 1.4; 2003: 2.5) coupled with a 23% increase in copper production.

Kansanshi

Mining:

During the quarter, 2,120,000 tonnes of ore and 1,651,000 tonnes of waste had been mined. Consistent with the Lonshi mining operations, heavy rain fell during January and early February, although mining continued when access to the pit permitted. As with other mining operations around the world, the shortage of mining truck tyres is proving problematic, with up to 50% of the 100 tonne trucks being unavailable due to lack of tyres. The company is presently working at minimizing the impact of the ongoing tyre shortage by investing in smaller size vehicles that would reduce the dependency on the Euclids.

First Quarter Cost of Sales and Production Statistics
Table 3

	2005	2004	2003
Kansanshi Production Statistics (tonnes)			
Waste Mined (000's)	1,651	4,032	-
Ore Mined (000's)	2,120	1,346	-
Ore Grade Mined	1.7%	2.4%	-
Ore Grade Processed	1.7%	-	-
Copper Cathode Produced	518	-	-
Contained Copper in Concentrate Produced	5,810	-	-
Concentrate Grade	29.3%	-	-
Acid Production	22,339	-	-

Processing:

For the quarter, copper production increased to 6,328 tonnes including 5,810 tonnes of copper in concentrate and 518 tonnes of copper cathode. Due to the phased start-up and commissioning at Kansanshi, the sulphide circuit was running at commercial levels during the quarter but as the oxide circuit had not reached commercial production, the costs and revenue associated with all production continue to be deferred. Commercial production for reporting purposes was reached in April 2005.

Acid production at Solwezi was 22,339 tonnes, of which 4,429 tonnes was consumed internally and 8,365 tonnes were transferred to the Bwana / Lonshi operation. 8,851 tonnes were sold externally but as the rest of the plant had not reached commercial production, the revenues were charged against pre-production costs.

Consolidated Earnings

First Quarter Net Earnings
Table 4

	2005	2004	2003
Earnings			
Net Earnings (millions)	$27.2	$6.7	$(0.2)
Basic earnings per share	$0.44	$0.11	$0.00
Diluted earnings per share	$0.43	$0.11	$0.00

Net earnings for the quarter increased to $27.2 million or $0.44 per share including the gain on sale from Anvil of $16.1 million or $0.26 per share.

Cash Flow

Consolidated Cash Flow

First Quarter ended March 31, 2005

First Quarter Cash Flows
Table 5

	2005	2004	2003
Cash Flows from: (millions)			
Operating activities			
Before working capital movements	$19.7	$12.1	$1.4
After non-cash working capital movements	22.9	6.6	(0.4)
Financing activities	24.8	57.4	(0.2)
Investing activities	$(19.0)	$(36.2)	$(3.8)

The cash inflow from operating activities was $22.9 million or $0.37 per share (2004: $0.11; 2003: ($0.01)). The significant turnaround in cash flow from operations is attributable to the improvement in revenue resulting from increased copper production and improved copper prices. The cash flow from operating activities before non-cash working capital movements was $19.7 million.

The cash inflow from financing activities was $24.8 million. During the quarter approximately $31.5 million (2004: $17.9m; 2003: $47.3m) was drawn down from debt facilities, principally related to Kansanshi. No significant financings occurred in the first quarter of 2005. The company also repaid $5.3 million (2004: $2.5m; 2003: $10.3m) of long term debt during the quarter.

3. Discussion of Financial Position and Liquidity

Cash and cash equivalents

At March 31, 2005, the Company had cash and cash equivalents of $79.0 million. The increase in cash can be principally attributed to positive cash flow from operating activities of $22.9 million and the proceeds from the disposition of Anvil.

Financial Position – Assets
Table 6

Assets (millions)	**2005 Mar 31**	**2004 Dec 31**	**2003 Dec 31**
Cash and cash equivalents	$79.0	$50.4	$25.6
Restricted cash	1.8	1.9	-
Current assets	144.9	105.9	47.6
Property, plant & equipment	340.6	319.2	96.6
Other assets and deferred charges	27.7	32.2	3.0
Total assets	$523.1	$473.1	$162.1

Restricted Cash

As at March 31, 2005, the Company had $1.8 million in cash that is being held as sinking funds for debt repayments.

Current assets

Total current assets were $144.9 million. The increase in current assets was principally due to a $28.7 million increase in cash and cash equivalents, and an increase of $10.8 million in inventory.

Other assets and deferred charges

Total other assets and deferred charges were $27.7 million which is principally comprised of fair value of derivatives of $5.6 million (2004: $10.0m), long-term prepayment for Zesco of $10.2 million (2004: $10.6m), deferred financing fees of $9.6 million (2004: $7.5m; 2003: $1.9m), and deferred stripping asset of $0.1 million (2004: $1.9m; 2003: $(2.7m)). The fair value of derivatives is comprised of copper puts, gold puts, cross currency and interest rate swaps. Reference should be made to section 4 of this MD&A.

Total assets

Total assets were $523.1 million. The large increase is as a result of an increase in current assets, other assets and property, plant and equipment. The property, plant and equipment have increased due principally to the continuing construction and investment at Kansanshi.

Current liabilities

Current liabilities were $83.5 million. The increase for the year can be attributed to the increase in current taxes payable at the Bwana/Lonshi operation and an increase in the current portion of long-term debt to $30.4 million (2004: $22.9m; 2003: $13.0m) due to the agreement reached with Standard Chartered Bank to repay $7.5 million as a result of the Anvil disposition. The $7.5 million was repaid in April 2005.

Financial Position - Liabilities
Table 7

Liabilities (millions)	**2005 Mar 31**	**2004 Dec 31**	**2003 Dec 31**
Current liabilities	$83.5	$72.0	$34.1
Net long-term debt	207.2	191.7	32.4
Asset Retirement Obligation	4.0	3.8	4.2
Other liabilities	30.6	33.3	3.1
Total liabilities	$337.4	$313.0	$78.3

Net long-term debt

Net long term debt was $207.2 million. The increase is due to Kansanshi related draw downs that occurred on the Standard Bank & WestLB and Banque Belgolaise & Export Development Bank of Canada debt facilities.

Asset Retirement Obligation

The small increase in the asset retirement obligation is principally due to a small Kansanshi related revision as the plant commissioning is completed.

Other Liabilities

Other liabilities were $30.6 million, which includes the long-term portion of the deferred premium obligation of $12.6 million (2004: $13.8m) associated with the copper puts at Kansanshi (reference should be made to Section 4 of the MD&A for further discussion on these derivatives), $9.4 million (2004: $10.9m) for the unrealized fair value of the gold forwards at Kansanshi and $4.6 million (2004: $3.6m) in deferred payments.

Total liabilities

Total liabilities were $337.4 million which include future income taxes of $12.1 million (2004: $12.3m; 2003: $4.6m). The provision for future income taxes has decreased slightly as the taxable income at the Bwana/Lonshi operation will exceed the accounting income during 2004 as the result of accelerated capital allowances that were taken in previous years.

Contractual Obligations

Payments Due by Period
Table 8

(millions)	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	There after
Term Debt	$237.6	$30.4	$46.0	$41.1	$33.7	$27.6	$58.8
Deferred Payments	14.4	6.6	5.0	0.4	0.4	0.4	1.6
Commitments	$51.0	$51.0	$-	$-	$-	$-	$-

Under the terms of the Kansanshi purchase agreement, a final payment is due to Cyprus Amax upon reaching certain production thresholds as defined in the agreement. On April 19, 2005, commercial production was achieved from a reporting perspective but the production thresholds established in the agreement had not been reached in order to enable any final payment calculation to be made.

The final payment amount will be calculated as $25.0 million less an amount equal to the average market value, for the thirty days after the production thresholds have been met, of 1.4 million common shares of the Company. On this basis, if the company's share price exceeds US$17.86, no further payment will be made to Cyprus Amax. Using March 31, 2005 exchange rates this is equivalent to a share price of CA$21.74. The trading range for March was US$17.41 to US$21.63.

Under the terms of the Guelb Moghrein development agreement announced on July 14, 2004, the Company has conditionally agreed to make the following payments; $2.0 million upon satisfaction of certain conditions (first payment date); $3.0 million, 12 months after first payment date; and $5.0 million, 24 months after first payment or commercial production. The first payment was made in December 2004 and the remaining payments have been recorded at their discounted value as there is no interest payable on these amounts. As at March 31, 2005 the discounted value was $7.5 million (2004: $7.4m)

Undrawn Debt Facilities

As at March 31, 2005 the Company had undrawn debt facilities of $25 million (2004: $56.5m) that has principally been designated for capital requirements at Kansanshi. The Company will draw upon these facilities as required.

Working capital

As at March 31, 2005 the working capital of the Company was $61.4 million. The improvement in the working capital comes primarily from the positive cash flow from operations and a $10.8 million increase in inventory. These improvements have been offset by the increase in the current portion of long term debt of $7.5 million.

Financial Position - Equity
Table 9

	2005 Mar 31	2004 Dec 31	2003 Dec 31
Shareholders' Equity (millions)	$183.5	$157.8	$81.6
Weighted Average # Shares (000's)	61,267	60,123	50,668
Outstanding # of Shares (000's)	61,487	61,239	56,396
Working capital (millions)	$61.4	$33.9	$13.5

Shareholders' Equity

As at March 31, 2005, the Company had shareholders' equity of $183.5 million. The significant improvement in equity arose principally from the $16.1 million gain on disposal of Anvil and current period operating profits. During the quarter, retained earnings decreased by $3.0 million as a result of the inaugural dividend of CA$0.06 per share that was declared on March 18, 2005. The record date of the dividend was April 11, 2005 and payment was made on April 25, 2005.

As at March 31, 2005 the Company had 61,486,828 common shares outstanding. In addition to the outstanding common shares, the Company had 2,909,800 options outstanding. The weighted average number of shares outstanding for the quarter was 61,267,461.

4. Other Matters

First Quarter Segmented Discussion
Table 10

(millions)	BLO	KCO	CDA	Total
Revenue	$38.2	-	$-	$38.2
Cost of Sales	16.2	-	-	16.2
Gross Profit	22.0	-	-	22.0
Other expenses	4.7	-	2.5	7.2
Net Earnings	$13.6	-	$13.6	$27.2

Segmented Information

For the first quarter ended March 31, 2005, the combined operation at Bwana and Lonshi (BLO) had revenues of $38.2 million (2004 $25.3m; 2003: $10.2m). CDA refers to Corporate Development and Administration.

Kansanshi Copper-Gold Deposit, Zambia (80%)

The Kansanshi plant reached commercial production on April 19, 2005 for reporting purposes. All revenues and costs prior to this period have been deferred, which has resulted in $5.4 million in revenue being deferred for the quarter. In March 2005, the Company completed an independent operations review which accelerated the mining schedule and production rates that were contemplated in the original Definitive Feasibility Study (DFS). The key parameters of the independent operations review are highlighted in the table below:

Independent Operations Review Parameters
Table 11

	2005	2006-2009
Mining		
Ore (tonnes mt)	8,885	50,587
Waste (tonnes mt)	15,795	85,184
Strip Ratio	1.78	1.70
Processing		
Total Concentrate (tonnes)	171,982	1,077,185
Copper in Concentrate (tonnes)	48,155	301,613
Copper Cathode (tonnes)	42,845	282,921
Total Copper Production (tonnes)	91,000	584,534
Gold Production (ozs)	36,022	196,403

The original DFS had envisioned the treatment of 4 million tonnes of oxide ore and 2 million tonnes of sulphide ore (4O+2S) to produce an average of 100,000 tonnes of finished copper production per year. The revised plan considers capital additions carried out to the sulphide milling circuit during initial construction at Kansanshi will double design throughput of sulphide ore to 4 million tonnes per year (4O+4S). This results in the copper concentrate production substantially outperforming the DFS forecasts in 2005 when an aggregate production of 91,000 tonnes is planned.

Under the revised plan, peak production will be approximately 163,000 tonnes of copper, (92,000 tonnes of which would be produced from concentrates) and 60,000 ounces of gold in 2007. The revised plan estimates an average C1 costs over the first 5 years of copper production of $0.45 / lb. The increase in cost, compared to the original DFS is mainly attributable to the increased volumes of copper in concentrate produced under the revised plan and general increases in consumable costs.

Guelb Moghrein Copper-Gold Deposit, Mauritania (80%)

Guelb is located 250 kilometres northeast of the nation's capital, Nouakchott, near the town of Akjoujt, in Mauritania. It consists of an open pit mineable, copper/gold deposit. In January 2005, the detailed design and engineering contract was awarded with site establishment commencing in March 2005. The company expects to develop Guelb in 2005 with production start-up expected in the fourth quarter of 2005. Production will be initially targeted at approximately 30,000 tonnes of copper and 50,000 ounces of gold per year in the form of a copper-gold concentrate which will be trucked to the port of Nouakchott and exported to international smelters.

As at March 31, 2005, the company had capitalized acquisition and development costs totaling $13.8 million (2004: $10.3m). Of the capitalized amount $7.5 million relates to the discounted value of two future acquisition payments which are due to be paid in 2005 and 2006 respectively.

Frontier Copper Deposit, Democratic Republic of Congo (100%)

In May 2004, First Quantum announced the results of an independent copper-cobalt resource estimate completed at its wholly owned Frontier Project located in Haut Katanga Province, Democratic Republic of Congo (DRC). As at March 31, 2005 a project engineering study is substantially complete and a final report is expected in the second quarter of 2005.

As at March 31, 2005, the company had spent $4.2 million (2004: $3.7m) on this project. Geological work is continuing with a further 2000 new soil samples being taken to expand the geochemical database. An updated resource is expected to be published in Q2 2005. Work is ongoing on an environmental impact assessment at Frontier as well as considering aspects such as power supply.

Kashime Copper Prospect, Zambia (100%)

In December 2004, the company announced the results of a reverse circulation drill program completed at the Kashime copper prospect (Kashime). Mineralization at Kashime occurs as disseminated to semi massive bornite and chalcopyrite, oxidized in part, and is hosted by an altered, schistose, carbonaceous sandstone unit overlain by a barren hanging wall dolomitic marble. The mineralized unit dips southwards at 10 – 20 degrees, and depth of oxidation is controlled by proximity to faulting. The drill program tested the most anomalous 1000 metre long section of a 2000 metre long, +300 parts per million copper soil anomaly. Highlights from the 13 hole drill program included 56 metres grading 2.08% copper; 55 metres grading 1.20% copper and 101 meters grading 0.92% copper. Follow up drilling to further test the prospect is planned for 2005.

As at March 31, 2005, no costs associated with this exploration property had been deferred. During the quarter, 14 core holes were drilled over a strike of approximately 4,000 metres, results are pending. The company currently has two drill rigs operating at Kashime.

Exploration

During the first quarter ended March 31, 2005, the Company expensed $1.0 million (2004: $0.4m; 2003: $0.1m) on exploration targets that were predominantly located within the DRC and Zambia (including Kashime). Included within the company's exploration portfolio are 11,000 square kilometres in the DRC, 18,000 square kilometres in Zambia and 10,000 square kilometers in Mauritania.

Investments -Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). Mopani is a public company registered in Zambia. The carrying value of this investment as at March 31, 2005 is $9.5 million (2004: $9.5m; 2003: $9.5m). In 2004, Mopani increased its finished copper production to approximately 160,000 tonnes from 134,000 tonnes and cobalt production rose marginally to 2,000 tonnes.

Investments -Anvil

On February 28, 2005 the Company disposed of all of its 4,029,617 common shares in Anvil at a net price of CA$6.75 per share. In the first quarter of 2005, the Company recognized a gain of approximately $16.1 million on the Anvil Sale. The Company continues to hold 296,631 warrants in Anvil at an exercise price of CA$1.13.

Financial Instruments

The Company enters into derivative instruments to minimize the risk exposure to copper and gold prices, foreign currency, and interest rate movements and, from time to time, to address the requirements of its lending institutions. These instruments consist of forward and option contracts, interest rate protection contracts, and foreign currency protection contracts.

For copper and gold forward and put option contracts, fair values were calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair values were determined using market interest rates. For foreign currency protection contracts, fair values were determined using the exchange rate at quarter-end.

The put options offer downside protection while allowing the company to participate in any copper and gold price appreciation. Forward contracts are based on a fixed gold price and cap the price that will be received for sales in the future.

Copper Financial Instruments

In 2004, the Company entered into 210,240 copper put option contracts on its expected production at Kansanshi beginning in 2005 and ending in 2007 at a price of $1,800 ($0.82/lb). Upon entering into these contracts the company assumed a premium obligation of $21 million, the net present value of this liability was recorded as a deferred premium obligation. As at March 31, 2005, 13,908 copper put option contracts had been delivered into, which has reduced the deferred premium obligation to $18.1 million. As at March 31, 2005, 196,332 copper put options were outstanding and the fair value of these options per contract was

negative $87 (Dec 04: $82). This decrease in fair value has been capitalized as commercial production had not yet commenced as at March 31, 2005.

Gold Financial Instruments

In 2004, the Company has entered into 139,296 put option contracts on ounces at a forward price of $350 per ounce for part of its gold production at Kansanshi beginning in 2005 and ending in 2009. To cover the cost of these put option contracts that the Company also entered into contingent gold forward contracts on 139,926 ounces of gold with a strike price of $400 for part of its gold production at Kansanshi beginning in 2005 and ending in 2009. As no premium is payable on this combined position, no obligation has been recognized.

As at March 31, 2005, the 3,711 contracts had lapsed leaving 135,585 put option and forward contracts outstanding. The combined fair value per contact was negative $67 (Dec 04: $74). As at March 31, 2005 the company had recorded the fair value of the gold put options of $342 as an asset and the fair value of the gold forward contracts of $9,398 as a liability on the balance sheet. The combined increase in fair value has been capitalized as commercial production at Kansanshi has not yet commenced.

Other Financial Instruments

The Company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Bwana and Kansanshi EIB facility. As at March 31, 2005, the fair value of these instruments was $4.3 million and has been accounted for in the balance sheet as fair value of derivative instruments.

5. Outlook

In the second quarter of 2005, with commercial production at Kansanshi achieved in April 2005, the income statement will benefit from the revenues associated with production that are no longer being capitalized. It is anticipated that unit costs in the short term, will be higher than those indicated in the AR Cameron Report as the plant gradually works up to full design capacity. From the date of commercial production, April 19 to April 30, approximately 958 tonnes of contained copper in concentrate had been produced and 1,100 tonnes of copper cathode.

In addition, a $29 million capital program in 2005 will expand the sulphide circuit again to eight million tonnes of treatment capacity which will result in an average of 145,000 tonnes of finished copper production per year during 2006-2009. An additional expansion of the sulphide circuit is also under consideration to increase the sulphide treatment capacity to 12 million tonnes of sulphide ore to maintain annual finished copper production of 145,000 tonnes as oxide ore is depleted and sulphide ore grades begin to fall.

First Quantum has also been investigating alternative processing routes for a portion of the increased copper concentrate production. To this end, the Company has purchased a complete "second-hand" pressure oxidation facility. The pressure oxidation facility is currently being dismantled and over the next several months will be transported to Kansanshi. Once on site, the pressure oxidation facility and ancillary equipment will be reconstructed and commissioned for use. An additional advantage of this technology at Kansanshi is that it will generate much of the acid required for oxide leaching. It will also enable the leach circuit to operate at elevated temperatures and hence substantially improve copper recovery in mixed ores. A full report of the impact of this process route is being prepared by independent consultants, Bateman Engineering Pty Ltd.

With a strong start to the year the Bwana / Lonshi operation is currently on track to exceed its initial production estimates of between 40,000 to 45,000 tonnes of copper cathode in 2005 with 11,963 tonnes of copper cathode already produced in the first quarter. C1 (cash) costs for the first quarter have exceeded the expected range of between $0.50 and $0.55 per pound of finished copper due to the gangue acid consumption averaging 3.4:1 for the quarter. For the remainder of 2005 it is expected that the high gangue acid consumption will decrease as ore is sourced from a different area of the Lonshi pit, this should improve the C1 cost from the first quarter. In April, the Bwana/ Lonshi operation produced approximately 3,826 tonnes of copper cathode.

At Guelb a National Instrument 43-101 compliant Reserve / Resource statement is expected after the completion of in-fill drilling in the second quarter of 2005. A Project Engineering Report has been completed and the results are expected to be published in the second quarter of 2005. The contracts for the plant engineering and construction have been awarded. Construction activities are underway. Guelb is expected to be financed through a combination of cash on hand, project debt and end user/supplier finance.

At Frontier, the project engineering study is substantially complete. This coupled with an updated resource/ reserve statement is expected to be published in the second quarter of 2005. At the newly discovered Kashime prospect exploration drilling recommenced in February, 2005 and is ongoing.

6. Critical Accounting Policies and Definitions

In preparing financial statements management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Specifically, estimates and assumptions are made in regards to reserve and resource estimation; future copper, cobalt, sulphuric acid and gold prices; foreign currency exchange rates; stock prices; estimated costs of future production; changes in government legislation and regulations; estimated future income tax amounts; and the availability of financing and various operational factors.

Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management.

The following section outlines those critical accounting policies that have changed since the filing of the Company's 2004 Audited Financial Statements or that are particularly relevant to the current year.

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company was required to adopt CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). This standard harmonizes Canadian guidance with the equivalent US standard, FASB Interpretation No. 46R (FIN 46R), Consolidation of Variable Interest Entities. AcG-15 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary and applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. There has no financial impact upon adoption of this new guideline.

Pre-production costs

Determination of the start of commercial production is an important consideration as during the development phase costs will continue to be capitalized / deferred while during the production phase these costs would be treated as operating expenses. As noted in the company's financial statements the company defers all production costs and revenues until such a time that the project achieves commercial production.

The exercise of assessing when commercial production levels are achieved is not straight-forward and requires consideration of many factors including, but not limited to, when; a nominated percentage of design capacity for the mine and mill has been achieved; mineral recoveries reaching or exceeding expected levels and the achievement of continuous production. The company when evaluating whether or not commercial production has been achieved or not will generally consider that commercial production has been achieved when between 65% and 70% of design capacity has been achieved continuously for a period of at least a week and recoveries are approaching expected levels. Notwithstanding, each project is also viewed in isolation and specific circumstances may exist that alter the above general framework on any individual project

Forward Looking Statements

Certain information contained in the Management's Discussion and Analysis constitutes "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

7. *Selected Annual Information and Summary of Quarterly Results*

Selected Annual Information
Table 12

Statement of Operations (millions)	2005 (3 months)	2004 (12 months)	2003 (12 months)	2002 (13 months)	2001
Total Revenues	$38.2	$113.5	$60.4	$51.3	$138.1
Net Earnings (Loss)	27.2	28.0	4.6	(3.4)	(21.3)
Net Earnings per Share					
Basic	$0.44	$0.47	$0.09	$(0.09)	$(0.58)
Diluted	$0.43	$0.46	$0.09	$(0.09)	$(0.58)
Balance Sheet (millions)					
Total Assets	523.1	473.1	162.1	99.6	156.6
Total Liabilities	337.4	313.0	78.3	45.3	61.2
Shareholders' Equity (millions)	183.5	157.8	81.6	52.1	45.0
Cash Flow from:					
Operating activities (millions)	22.9	30.7	16.9	(4.1)	6.5
Operating per share	$0.37	$0.51	$0.33	$(0.09)	$0.18

The comparison between financial years is complicated by the change in fiscal year end that occurred in 2003. This change means that the 2002 year is a 13 month period.

Comparison between years is further complicated by the results of Carlisa being proportionately consolidated from April 1, 2000 to March 1, 2002. After diluting its investment in Carlisa, the Company now cost accounts for its investment. To fully understand the impact of Carlisa, reference should be made to the 2002 audited annual financial statements.

Summary of Quarterly Results

The following table sets out the financial performance, financial position and operation statistics for the Company for the last eight quarters

Summary of Quarterly Results (unaudited)
Table 13

Statement of Operations and Deficit	**2005 Q1**	**2004 Q4**	**2004 Q3**	**2004 Q2**	**2004 Q1**	**2003 Q4**	**2003 Q3**	**2003 Q2**
(millions, except where indicated)								
Total Revenues	$38.2	$30.7	$31.2	$26.3	$25.3	$19.9	$17.7	$12.7
Cost of Sales	16.2	14.5	14.1	13.1	12.1	13.0	11.5	8.8
Net Earnings (Loss)	27.2	9.3	7.9	4.1	6.7	1.4	3.3	(0.2)
Basic Earnings per share	$0.44	$0.16	$0.13	$0.07	$0.11	$0.02	$0.06	$(0.00)
Diluted Earnings per share	$0.43	$0.15	$0.13	$0.07	$0.11	$0.02	$0.06	$(0.00)
Realized copper price	$1.45	$1.20	$1.16	$1.11	$1.03	$0.84	$0.75	$0.71
Cash Costs (C1)	$0.60	$0.48	$0.45	$0.48	$0.39	$0.47	$0.42	$0.44
Cash Costs (C3)	$0.77	$0.59	$0.68	$0.67	$0.53	$0.66	$0.47	$0.69
Financial Position (millions)								
Working Capital	61.4	33.9	51.8	28.0	40.2	13.5	9.6	1.1
Total Assets	523.1	473.1	385.0	276.4	241.8	162.1	132.3	111.0
Weighted Average # Shares (000's)	61,267	60,123	59,867	59,434	58,568	50,668	48,872	45,926
Bwana/Lonshi Production Statistics								
Mining:								
Waste Mined (000's)	2,596	2,926	4,213	2,854	1,036	885	1,833	1,343
Ore Mined (000's)	152	261	257	85	66	439	260	12
Ore Grade %	5.3	6.4	4.7	5.2	5.4	5.5	4.8	4.3
Processing:								
Ore Processed (000's)	264	256	278	237	209	197	233	181
Contained Copper (tonnes)	13,804	12,824	12,908	10,813	10,904	10,790	11,188	7,794
Grade %	5.2	5.0	4.6	4.6	5.2	5.5	4.1	3.7
Recovery %	87	85	88	89	89	89	79	86
Copper Produced (tonnes)	11,963	10,942	11,330	9,585	9,689	9,558	8,862	6,734
Acid Produced (tonnes)	32,936	35,671	35,920	34,265	34,344	33,035	36,245	29,286
Surplus Acid (tonnes)	49	9,664	16,884	19,149	20,763	15,689	20,275	15,832
Kansanshi Production Statistics								
Mining:								
Waste Mine (000's)	1,651	2,857	1,175	-	-	-	-	-
Ore Mined (000's)	2,120	1,346	-	-	-	-	-	-
Ore Grade %	1.7	2.4	-	-	-	-	-	-
Processing:		-	-	-	-	-	-	-
Ore Processed (000's)	688	-	-	-	-	-	-	-
Contained Copper (tonnes)	11,541	-	-	-	-	-	-	-
Recovery %	55	-	-	-	-	-	-	-
Copper Produced (tonnes)	6,328	-	-	-	-	-	-	-
Acid Produced (tonnes)	22,339	-	-	-	-	-	-	-
Surplus Acid (tonnes)	8,851	-	-	-	-	-	-	-

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

05-07

May 12, 2005

www.first-quantum.com

FIRST QUANTUM MINERALS UPDATES COPPER RESOURCE AT FRONTIER PROJECT

-1.88 MILLION TONNES OF CONTAINED COPPER IN MEASURED & INDICATED RESOURCE-

-PROJECT ENGINEERING STUDY NEARS COMPLETION-

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the results of a new independent copper resource estimate completed at its wholly owned Frontier Project (formerly Lufua), Haut Katanga Province, Democratic Republic of Congo (DRC) (see attached map). First Quantum has conducted three phases of reverse circulation drilling, and two phases of diamond drilling since shallow, first pass air core drilling initially outlined the Frontier deposit in 2002. This resource estimate is based on 252 drill holes (33,451.7 metres). A previous resource estimate for this deposit was released on May 31, 2004.

Frontier Copper Resource

At a 0.50% total copper cut off, the measured and indicated copper resource is estimated to be as follows

Category	Ore (tonnes)	Total Copper Grade (%)	Acid Soluble Copper Grade (%)	Total Contained Copper (tonnes)	Total Soluble Copper (tonnes)
Sulphide					
Measured	91,526,100	1.17	-	1,070,850	-
Indicated	47,960,600	1.14	-	546,750	-
Total Sulphide	**139,486,700**	**1.16**	**-**	**1,617,600**	**-**
Oxide/Mixed					
Measured	17,388,100	1.24	0.87	215,610	151,280
Indicated	3,910,200	1.33	0.98	52,000	38,320
Total Oxide/Mixed	**21,298,300**	**1.26**	**0.89**	**267,610**	**189,600**
Measured	108,914,200	1.18	-	1,285,190	-
Indicated	51,870,800	1.15	-	596,510	-
Total Measured & Indicated	**160,785,000**	**1.17**	-	**1,881,700**	**189,600**

Frontier Copper Resource (cont)

In addition, inferred copper resources for sulphide and oxide / mixed material are estimated to be as follows

Category	Ore (tonnes)	Total Copper Grade (%)	Acid Soluble Copper Grade (%)	Total Contained Copper (tonnes)	Total Soluble Copper (tonnes)
Inferred					
Sulphide	34,300,000	1.05	-	360,150	-
Oxide/Mixed	318,000	1.12	0.80	3,560	2,540
Total Inferred	**34,618,000**	**1.05**	**-**	**363,710**	**2,540**

Frontier Cobalt Resource

A discrete cobalt inferred resource that occurs within the measured and indicated copper resource stated above, and is not additive to it, has been calculated.

At a 0.5% total copper cut off and 0.025% total cobalt cut off, this resource is estimated to be as follows;

Category	Ore (tonnes)	Total Copper Grade (%)	Acid Soluble Copper Grade (%)	Total Cobalt Grade (%)	Contained Total Copper (tonnes)	Contained Acid Soluble Copper (tonnes)	Contained Total Cobalt (tonnes)
Inferred							
Sulphide	5,193,700	1.25	-	0.054	64,920	-	2,800
Oxide/Mixed	2,287,300	1.20	0.65	0.085	27,450	14,870	1,940
Total Inferred	**7,481,000**	**1.23**	**-**	**0.063**	**92,370**	**14,870**	**4,740**

Mineralization at Frontier is hosted predominantly within altered and veined Katangan metapelites, interpreted to be contained within a shallow south eastwardly plunging, north eastward dipping, overturned anticline, with the thickest mineralization developed in the nose region of this fold. Oxidation extends to variable depths across the deposit, and is strongly influenced by post mineral faulting. Higher grade cobalt mineralization is preferentially developed on the upper limb of the anticline. The deposit is open down plunge to the southeast, and the lower limb is open down dip to the northeast.

Clive Newall, President commented, " This updated estimate represents an 84% increase in the overall measured and indicated contained total copper resource, compared to last year's figures. Virtually all of this increase is a result of a quadrupling of the measured sulphide category resource, with the indicated sulphide category resource also increasing by 14%. The oxide and mixed category resource is essentially unchanged, but 80% is now classed as measured resource, compared to 64% previously. The cobalt resource classification has been reduced to inferred from indicated; while the tonnage of this resource increased, the grade has declined significantly, resulting in a 50% reduction in contained cobalt tonnage. Further drilling will take place during 2005 to convert some of the substantial inferred copper resource tonnage to indicated category, and to continue the exploration of the deposit. Environmental assessment,

hydrological and geotechnical studies are underway at Frontier, and the project engineering study is nearing completion, with publication expected in the second quarter of 2005. "

Frontier is located near the town of Sakania in the DRC, within 2 km of the Zambian border, and the paved highway that parallels it, roughly equidistant between the city of Ndola (35 kilometres) to the southeast and the Mopani Copper Mines smelter at Mufulira (30 kilometres) to the northwest. It is also approximately 45 kilometres from First Quantum's Bwana Mkubwa SX/EW facility. The main railway from the Copperbelt in Zambia to Lubumbashi in the DRC passes within 5 kilometres of the property.

The Frontier resource estimate is based on a total of 44 diamond drill holes (12,369.7 metres) and 91reverse circulation (RC) drill holes (15,757 metres), for which total copper, acid soluble copper and total cobalt assays are available. In addition, a total of 30 shallow (Phase I) RC holes (1,584 metres) and 87 shallow air core drill holes (3,741 metres) for which only total copper and acid soluble assays are available, were utilized in the resource estimate.

The Frontier independent resource estimate was produced to JORC (Joint Ore Reserve Committee of the Australasian Code for Reporting of Mineral Resources and Reserves, September 1999.) standards, by Gayle Hanssen of Digital Mining Services, Harare, Zimbabwe, and reconciled to the standards specified in National Instrument 43-101 "Standards of Disclosure for Mineral Projects" issued by the Canadian Securities Commissions. Ms. Hanssen is a professional natural scientist of the South African Council for Natural Scientific Professions (SACNASP), an acceptable "member of a professional association" under National Instrument 43-101 and is the Qualified Person for the estimate of the mineral resource. The Company will file a Technical Report with the Securities Commission pursuant to National Instrument 43-101.

Drilling at Frontier was carried out by SDS Drilling, a subsidiary of Boart Longyear Inc and Stanley Mining Services Ltd, a subsidiary of Layne Christensen Company. Survey and Technical Services (STS), Masvingo, Zimbabwe surveyed all drill hole collars. Down hole surveys were completed on 30 of the diamond drillholes and partial or complete down hole surveys were completed on 32 of the reverse circulation drill holes. Diamond drill holes were drilled at HQ size, with reduction to NQ as required. Half core samples were taken with individual sample intervals reflecting geology and respecting core loss, and a minimum sample interval of 0.5 metres. Core recovery was generally better than 90%. All RC samples were split to normal industry standards. First Quantum personnel conducted all sampling, and supervised the chain of custody from the drill site to the laboratories.

All samples were prepared to normal industry standards, with all diamond and Phase II & III RC drill hole and assayed for total copper, ambient temperature acid soluble copper and total cobalt, at Scientific Services (Pty.) Ltd in Capetown, South Africa or Genalysis Laboratory Services Pty Ltd of Maddington, Western Australia. Phase I RC drillholes and air core holes were assayed for total copper and ambient temperature acid soluble copper at Antec Laboratories, Kwekwe, Zimbabwe. Appropriate standards, blanks and duplicates were employed. A laboratory check assaying program, comparing Scientific Services (Pty.) Ltd with Genalysis Laboratory Services Pty Ltd, was performed with acceptable results.

Alan J. Stephens FIMMM, a geologist with more than 29 years of experience, and previously Vice President of Exploration for, and since January 1st 2005 Consultant to, First Quantum Minerals, was responsible for the design and conduct of the program, and is the qualified person for the purposes of NI 43-101.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

"G. Clive Newall"
G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.


Zambia
Lake Mweru
Lake Tanganyika
Lake Bangweulu
Lake Kariba
Solwezi
Kitwe
Ndola
Kabwe
Lusaka
Livingstone
Zambezi River
26°E
30°E
13°S
0
200
400 KM
KONKOLA
Chililabombwe
NCHANGA
Cu
Chingola
KANSANSHI
MUFULIRA
Cu
Mufulira
FRONTIER (LUFUA) PROJECT
Sakania
DEMOCRATIC REPUBLIC OF CONGO
CHAMBISHI
Co
NKANA
Co
Cu
A
CHIBULUMA
Kalulushi
Kitwe
BWANA MKUBWA
Cu
A
Ndola
LONSHI
BALUBA
LUANSHYA
REPUBLIC OF ZAMBIA
Open pit Mine(s)
Underground Mine(s)
Concentrator
Cu
Co
Refinery or Tailings Leach Plant
Smelter
A
Acid Plant
Railway
River
Road
International Border
Towns and Cities
0
10
20 KM
N

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

05-08

June 27, 2005

www.first-quantum.com

ANDREW ADAMS JOINS FIRST QUANTUM BOARD AS INDEPENDENT DIRECTOR

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce that Andrew B. Adams has joined the Company's Board of Directors as an Independent Director.

Mr. Adams obtained his Bachelor of Science Degree from Southampton University and qualified as a Chartered Accountant in the United Kingdom in 1981. Since qualifying, he has worked in progressively more senior financial and executive roles in the resources industry. He worked for the Anglo American group of companies for 12 years up to 1999, his final position being Vice President and Chief Financial Officer of AngloGold North America based in Denver, Colorado. He then joined Aber Diamond Corporation as Vice President and Chief Financial Officer based in Toronto. Since leaving Aber at the end of 2003, he has joined several Canadian listed resource companies as an independent non-executive director.

Stuart "Tookie" Angus has resigned as an Independent Director of the Company effective June 23, 2005. Mr. Angus has served as a Director of the Company since December, 1997.

Philip Pascall, Chairman and CEO, commented "Tookie has been with First Quantum since the days before it had any operating mines and has seen the Company through its infant stages. We thank him for all his support and guidance, and the significant contribution he has made during the Company's growth. I wish him the very best in all his future endeavors. At the same time, we would like to welcome Andrew to the Board of Directors and we look forward to working together as First Quantum moves forward."

First Quantum Minerals Ltd. has continued from the Federal jurisdiction to the Province of British Columbia under the Business Corporations Act on June 3, 2005. A Certificate of Discontinuance was issued on June 23, 2005. The Certificate of Continuation, the new Articles of the Company and Certificate of Discontinuance are filed on SEDAR and can be viewed at www.sedar.com

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor. 543 Granville Street Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@fqml.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

First Quantum Minerals Ltd.
8th Floor – 543 Granville Street
Vancouver, British Columbia
Canada, V6C 1X8
Telephone Number: 604 - 688 – 6577

Item 2 **Date of Material Change**

June 3, 2005

Item 3 **News Release**

The news release was disseminated on **June 27, 2005** through Canadian Corporate News and the London Stock Exchange.

Item 4 **Summary of Material Change**

See attached News Release dated **June 27, 2005**.

Item 5 **Full Description of Material Change**

See attached News Release dated **June 27, 2005**.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

G. Clive Newall, President
Telephone: 604 – 688 – 6577

Item 9 **Date of Report**

June 28, 2005.

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

05-09

August 9, 2005

www.first-quantum.com

FIRST QUANTUM REPORTS OPERATIONAL AND FINANCIAL RESULTS FOR THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce its results for the three months and six months ended June 30, 2005. The complete Financial Statements and Management Discussion and Analysis are available for review at www.first-quantum.com and should be read in conjunction with this News Release.

Highlights - Three Months Ended June 30, 2005

? Commercial production at Kansanshi was achieved on April 19, 2005

? Total copper production was 29,909 tonnes

? Net earnings of $29.0 million or $0.47 per share

? Operating cash flow before working capital movements was $43.0 million or $0.70 per share

? Interim dividend declared in August of CA$0.02 per share

? Group cash costs (C1) were $0.60 per pound and total costs (C3) per pound were $0.80

Financial Results (see attached financial statements)

Second quarter revenues were $86.5 million, which included copper revenues of $83.3 million, acid revenues of $2.6 million and gold revenues of $0.6 million. Copper revenues increased due to improvements in both the realized copper price and a 212% increase in copper production with the start of commercial production at Kansanshi.

Copper revenues at Bwana / Lonshi were $38.9 million for the quarter. Copper revenues at Kansanshi were $44.4 million comprised of $30.3 million for copper cathode and $14.1 million for copper in concentrate. Kansanshi revenue figures only include revenues from the commencement of commercial production (April 19, 2005).

The realized copper price per the statement of earnings and deficit was $1.42 per pound for the quarter, which represents a significant increase from last year due to the rising market price for copper and the Company's unhedged copper position. The realized copper price is calculated after deductions for treatment and refining charges (TC/RCs) and freight parity. The unadjusted copper price for the quarter was $1.53 per pound compared with an average LME cash price of $1.54 per pound.

Certain copper sales agreements entered into by the Company call for "provisional pricing" based on the average applicable copper price for a specified future monthly period. Any increase or decrease in copper price could therefore result in the copper revenues for the Quarter being adjusted to reflect the change in the actual future copper price. Included within copper revenue for the quarter was 20,500 tonnes of copper that has been provisionally priced at an average of $1.55 per pound. The average LME cash price for the month of July was $1.64.

Cost of sales for the Quarter was $35.0 million. Cost of sales as a percentage of revenue decreased to 40% in the second quarter of 2005. Although unit costs have risen from 2004, the cost of sales have decreased as a percentage of revenue which is explained by rising copper prices and the company selling copper concentrate for the first time in the second quarter.

As the TC/RC's are recognized as a revenue deduction, they are not included within the cost of sales. Notwithstanding, in calculating the group cash costs, which represent the cost of production, the TC/RC costs are added to the cash and total costs to approximate the cost of producing finished copper.

The cash flow from operating activities before non-cash working capital movements was $43.0 million or $0.70 per share. The cash inflow, after non-cash working capital movements, from operating activities was $2.3 million or $0.04 per share. The difference between operating cash flow and earnings principally arises from timing differences due to the startup of Kansanshi, as inventory increased by $11.1 million and accounts receivable increased by $26.5 million. Both of these movements are consistent with an operation achieving commercial production.

Net earnings for the quarter increased to $29.0 million or $0.47 per share.

Six month revenues were $124.7 million which included copper revenues of $121.5 million, acid revenues of $2.6 million and gold revenues of $0.6 million. Copper revenues increased due to improvements in both the realized copper price and an increase in copper production with the start of commercial production of Kansanshi.

Copper revenues at Bwana/Lonshi were $77.1 million for the six months. Copper revenues at Kansanshi were $44.4 million comprised of $30.3 million for copper cathode and $14.1 million for copper in concentrate. Kansanshi revenue figures only include revenues from the commencement of commercial production (April 19, 2005).

The realized copper price per the statement of earnings and deficit was $1.43 per pound for the six months, which represents a significant increase from last year due to the rising market price for copper and the Company's unhedged copper position. The realized copper price is calculated after deductions for treatment and refining charges (TC/RCs) and freight parity. The unadjusted copper price for the six months was $1.51 per pound compared with an average LME cash price of $1.51 per pound. Included within the six month copper revenues were 20,500 tonnes of copper that has been provisionally priced at $1.55 per pound. The average LME cash price for the month of July was $1.64.

Cost of sales were $51.2 million, the increase in cost of sales was principally as a result of the increase in copper production associated with the start of commercial production at Kansanshi.

The cash flow from operating activities before non-cash working capital movements was $62.6 million or $1.02 per share. The cash inflow from operating activities after working capital movements was $25.1 million or $0.41 per share. The significant turnaround in cash flow from operations is attributable to the improvement in earnings resulting from increased copper production (including the startup at Kansanshi) and the strong copper prices. The difference between the cash flow before and after working capital movements can be attributed to the build up of both accounts receivable and inventory at Kansanshi.

Net earnings for the six months increased to $56.2 million or $0.92 per share, including the gain on sale from Anvil of $16.1 million or $0.26 per share.

Bwana / Lonshi

Mining

During the second quarter, approximately 319,000 tonnes of ore and approximately 4,025,000 tonnes of waste were mined from Lonshi. The strip ratio for the quarter was 13:1, which was greater than the revised life of mine strip ratio of 12:1. With the end of the wet season, mining rates and costs improved as a majority of the material mined came from the two southern cutbacks, which will continue to provide the ore production in the third quarter. Waste stripping also commenced in the North cutback.

For the six months ended June 30, 2005, approximately 471,000 tonnes of ore and approximately 6,621,000 tonnes of waste were mined from Lonshi. The strip ratio for the first six months was 14:1, which was greater than the revised life of mine strip ratio of 12:1.

At quarter end, the current mine plan at Lonshi was under review and a new mine plan is expected during the third quarter. It is expected that this new mine plan will result in an increased strip ratio at Lonshi. In addition, the mining fleet at Lonshi continues to grow to cope with the ore demands from Bwana, which is resulting in an acceleration of the depletion of the oxide reserves at Lonshi, which will also be considered in the new mine plan.

Processing

During the second quarter, copper production increased to 11,717 tonnes. The 22% increase over 2004 was principally due to the increase in electrical current flow through the tank house at Bwana that began during quarter three 2004.

Cash costs were $0.57 per pound and total costs were $0.79 per pound of copper. The increase in costs can be principally attributed to a $0.10 increase per pound in ore costs and associated transportation costs. The increase in ore costs have resulted from ore that was mined in the first quarter, during the wet season with a higher cost base, working its way through the ore stockpiles. By the end of the quarter the costs were starting to decline as the mining fleet was able to increase production as mining conditions have improved. In addition, Bwana has also started to process lower ore grades during this period of high copper prices which has resulted in higher transportation costs on a unit basis from the Lonshi pit. The acid cost at Bwana is $0.04 per pound higher than the second quarter of 2004 due to the increased copper production and the high gangue acid consumption through the copper circuit. The increased ore and acid cost have however been partially offset by the additional acid credit from the Solwezi Acid Plant of $0.07 per pound. The gangue acid consumption was 2.7:1 in the second quarter.

Acid production increased to 69,218 tonnes, of which 34,309 tonnes were produced at Ndola and 34,909 tonnes at Solwezi. Of the total acid produced, 14,939 tonnes were sold externally and 18,824 tonnes were sold within the group.

For the six months ended June 30, 2005, copper production increased to 23,745 tonnes. The 23% increase over 2004 was principally due to the increased electrical current flow through the tankhouse that began in the third quarter of 2004.

The increase in cash costs from 2004 can be principally attributed to an increase of $0.09 per pound due to ore and transportation costs at Lonshi and a $0.06 per pound increase in acid costs due to the increased gangue acid consumption as a result of processing more dolmitic ore. These increased costs have been offset by the acid credit of $0.04 per pound from the Solwezi Acid Plant.

Acid production was 124,493 tonnes of which 67,245 tonnes were produced at Ndola and 57,248 tonnes at Solwezi. Of the total acid produced, 14,988 tonnes were sold externally and 23,253 tonnes were sold within the group.

Kansanshi Copper-Gold Operation

Mining

During the second quarter, 2,051,000 tonnes of ore and 3,185,000 tonnes of waste were mined. The world shortage of tires continues to limit mining capability, although the situation has improved from the first quarter. For the six months ended June 30, 2005, 4,171,000 tonnes of ore and 4,836,000 tonnes of waste had been mined. During the first quarter up to 50% of the 100 tonne trucks had been unavailable due to the tire shortage. This percentage has dropped significantly in the second quarter as truck availability continues to improve. Notwithstanding, the company is continuing to investigate options to reduce its reliance on the 100 tonne trucks.

The tire shortage has not impacted the amount of ore available for processing at Kansanshi; but has resulted in the deferral of some waste stripping which will be caught up once all the equipment is available, which is anticipated will be during the third quarter.

Processing:

For the quarter, contained copper production increased to 18,192 tonnes which comprised 7,963 tonnes of copper in concentrate and 10,229 tonnes of copper cathode. The company commenced commercial production at Kansanshi on April 19th 2005, after the company had achieved between 65 – 70% of design capacity at Kansanshi continuously for at least one week.

Cathode
By the end of the quarter, Kansanshi had produced in excess of 3,600 tonnes of copper cathode for May and June and the oxide circuit was running well. For the quarter, the cash cost for cathode was $0.61 per pound and the total cash cost was $0.80 per pound. With the increase in cathode production and other efficiencies it would be expected that unit costs will fall in the coming quarters.

Concentrate
The sulphide circuit start-up has been successful, however the hardness of a portion of the sulphide ore has restricted ore throughput, the company is currently addressing ways of alleviating this issue with the main focus on blending of the harder ore with softer ore types. The cash costs for copper in concentrates, which includes the TC/RC's, was $0.65 per pound and the total cash cost was $0.81 per pound for the second quarter. Unit costs are expected to fall as throughput and production increases in the coming quarters.

Guelb Moghrein Copper-Gold Deposit

Guelb is located 250 kilometres northeast of the nation's capital, Nouakchott, near the town of Akjoujt, in Mauritania. It consists of an open pit mineable copper/gold deposit. In January 2005, the detailed design and engineering contract was awarded with site establishment commencing in March 2005. The company expects to develop Guelb in 2005 with commercial production start-up expected in the first quarter of 2006. Production will be initially targeted at approximately 30,000 tonnes of copper and 50,000 ounces of gold per year in the form of a copper-gold concentrate which will be trucked to the port of Nouakchott and exported to international smelters

As at June 30, 2005, the Company had capitalized acquisition and development costs totalling $22.0 million (2004: $10.3m). Of the capitalized amount, $7.6 million relates to the discounted value of two future acquisition payments which are due to be paid in 2005 and 2006 respectively.

Overall the project is approximately 50% complete with detailed design being 96% complete with the only major outstanding item being final details on the Orapa powerhouse. The recent military coup in Mauritania has had no impact on the construction program and the country returned to normal within 24 hours. Civil engineering is currently ongoing with the foundations for the SAG and regrind mills having commenced. The Environmental and Social Impact Assessment report will shortly be submitted to the Ministry of Mines and Industry in Nouakchott for review.

Frontier Copper Deposit.

In May 2004, First Quantum announced the results of an independent copper-cobalt resource estimate completed at Frontier Project located in Haut Katanga Province, Democratic Republic of Congo. As at June 30, 2005 a project engineering study was substantially complete and a final report is expected in the third quarter of 2005.

As at June 30, 2005, the company had spent $5.0 million on this project. Geological work is continuing with a further 2000 new soil samples being taken to expand the geochemical database. Work is ongoing on an environmental impact assessment at Frontier as well as considering aspects such as power supply.

Kashime Copper Prospect

In December 2004, the Company announced the results of a reverse circulation drill program completed at the Kashime copper prospect (Kashime). Mineralization at Kashime occurs as disseminated to semi massive bornite and chalcopyrite, oxidized in part, and is hosted by an altered, schistose, carbonaceous sandstone unit overlain by a barren hanging wall dolomitic marble. The mineralized unit dips southwards at 10 – 20 degrees, and depth of oxidation is controlled by proximity to faulting. The 2004 drill program tested the most anomalous 1,000 metre long section of a 2,000 metre long, +300 parts per million copper soil anomaly. Highlights from the 13 hole drill program included 56 metres grading 2.08% copper; 55 metres grading 1.20% copper and 101 meters grading 0.92% copper.

At the end of July, the Company has completed 40 holes for approximately 5,600 metres of diamond drilling over a strike length of 3,500m. Assays results have been received for one half of the drill holes and a potential resource estimate will be determined once all the assays are available.

During the six months ended June 2005, the Company expensed $2.2 million on other exploration targets that were predominantly located within the DRC and Zambia. Of this amount, $0.6 million was related to the Kashime Prospect. As at June 30, 2005, no costs associated with this exploration property had been deferred.

Interim Dividend

In August, the company declared an interim dividend of CA$0.02 per share which will be paid during the third quarter. The interim dividend is consistent with the Company's dividend policy of declaring an interim dividend of one-third of the prior year's full dividend.

Investments -Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). The carrying value of this investment as at June 30, 2004 is $9.5 million. There has been no movement in this investment since 2002.

For the first six months of 2005, Mopani produced approximately 64,000 tonnes of finished copper and 900 tonnes of cobalt. As the majority owner of Mopani is a private company registered in Zambia, only limited public information is available for dissemination.

Investments -Anvil

On February 28, 2005, the Company disposed of all of its 4,029,617 common shares in Anvil at a net price of CA$6.75 per share. In the first quarter of 2005, the Company recognized a gain of approximately $16.1 million on the Anvil Sale. The Company continues to hold 296,631 warrants in Anvil at an exercise price of CA$1.13.

Outlook

With Kansanshi reaching commercial production in mid-April, the second quarter results do not include a full quarter of production from Kansanshi. This coupled with commercial production levels being only 65 – 70% of design capacity should result in an increase in the copper production at Kansanshi in Q3 when the operations achieve at least full design capacity. In July, Kansanshi produced 4,363 tonnes of cathode, which meant that the plant has exceeded 3,600 tonnes of copper cathode for the last three months. Concentrate production for the month of July was 3,207 tonnes. The hardness of a portion of the sulphide ore has reduced throughput through the mill but blending with softer sulphide ores has been initiated to alleviate this problem.

Kansanshi, however still remains on target to achieve its forecast of 91,000 tonnes of copper for the year.

A $29 million capital program in 2005 will expand the sulphide circuit to eight million tonnes of treatment capacity which will result in an average of 145,000 tonnes of finished copper production per year during 2006-2009. An additional expansion of the sulphide circuit is also under consideration to increase the sulphide treatment capacity to 12 million tonnes of sulphide ore to maintain annual copper production of 145,000 tonnes as oxide ore is depleted and sulphide ore grades begin to fall.

First Quantum has also been investigating alternative processing routes for a portion of the increased copper concentrate production. To this end, the Company has purchased a second-hand pressure oxidation facility. The pressure oxidation facility has been dismantled and is enroute to Kansanshi. Once on site, the pressure oxidation facility and ancillary equipment will be reconstructed and commissioned for use. An additional advantage of this technology at Kansanshi is that it will generate much of the acid required for oxide leaching. It will also enable the leach circuit to operate at elevated temperatures and hence, substantially improve copper recovery in mixed ores. A full report of the impact of this process route is being prepared by independent consultants, Bateman Engineering Pty Ltd.

With a strong start to the year, the Bwana / Lonshi operation is currently on track to exceed its initial production estimates of between 40,000 to 45,000 tonnes of copper cathode in 2005 with 23,745 tonnes of copper cathode already produced in the first half of 2005. With initial estimates indicating an increasing strip ratio in the revised mine plan at Lonshi, expected in quarter three, the ore costs are likely to remain higher than initially expected. Full year cash costs are now expected to be between $0.60 per pound and $0.65 per pound. In July, the Bwana / Lonshi operation produced 4,292 tonnes of copper cathode.

At Guelb, the project engineering study is now complete and construction is well underway with the project now 50% complete. Commercial production is expected in the first quarter of 2006. The Company remains unable to release an engineering report as the current resource statement is not compliant with National Instrument 43-101.

At Frontier, the project engineering study is substantially complete. This coupled with an updated resource/reserve statement is expected to be published in the third quarter of 2005. At the Kashime prospect initial diamond drilling has been completed with an initial reserve estimate expected once the final assay results are available.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@fqml.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of gold, copper, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

The preceding discussion and analysis and financial review should be read in conjunction with management's discussion of critical accounting policies, risk factors and comments regarding forward looking statements contained in the audited consolidated financial statements for the period ended December 31, 2004. The following discussion and analysis of the Company's results of operations should also be read in conjunction with the unaudited consolidated financial statements and related notes.

Summary of Quarterly Results (unaudited)
Table 19

Statement of Operations and Deficit	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3
(millions, except where indicated)								
Total Revenues	86.5	$38.2	$30.7	$31.2	$26.3	$25.3	$19.9	$17.7
Cost of Sales	35.0	16.2	14.5	14.1	13.1	12.1	13.0	11.5
Net Earnings (Loss)	29.0	27.2	9.3	7.9	4.1	6.7	1.4	3.3
Basic Earnings per share	$0.47	$0.44	$0.16	$0.13	$0.07	$0.11	$0.02	$0.06
Diluted Earnings per share	$0.46	$0.43	$0.15	$0.13	$0.07	$0.11	$0.02	$0.06
Realized copper price	$1.42	$1.44	$1.20	$1.16	$1.11	$1.03	$0.84	$0.75
Cash Costs (C1) (per lb) (1)	$0.60	$0.58	$0.48	$0.45	$0.48	$0.39	$0.47	$0.42
Total Costs (C3) (per lb) (1)	$0.80	$0.75	$0.59	$0.68	$0.67	$0.53	$0.66	$0.47
Financial Position (millions)								
Working Capital	$47.1	$61.4	$33.9	$51.8	$28.0	$40.2	$13.5	$9.6
Total Assets	$561.9	$523.1	$473.1	$385.0	$276.4	$241.8	$162.1	$132.3
Weighted Average # Shares (000's)	61,499	61,267	60,942	60,668	59,434	58,568	55,984	54,707
Bwana/LonshiProduction Statistics								
Mining:								
Waste Mined (000's)	4,025	2,596	2,926	4,213	2,854	1,036	885	1,833
Ore Mined (000's)	319	152	261	257	85	66	439	260
Ore Grade %	5.5	5.3	6.4	4.7	5.2	5.4	5.5	4.8
Processing:								
Ore Processed (000's)	328	264	256	278	237	209	197	233
Contained Copper (tonnes)	13,354	13,804	12,824	12,908	10,813	10,904	10,790	11,188
Grade %	4.1	5.2	5.0	4.6	4.6	5.2	5.5	4.1
Recovery %	88	87	85	88	89	89	89	79
Copper Produced (tonnes)	11,717	12,028	10,942	11,330	9,585	9,689	9,558	8,862
Acid Produced (tonnes)	69,218	55,275	35,671	35,920	34,265	34,344	33,035	36,245
Surplus Acid (tonnes)	14,939	49	9,664	16,884	19,149	20,763	15,689	20,275
Cash Costs (per lb) (1)	$0.57	$0.58	$0.48	$0.45	$0.48	$0.39	$0.47	$0.42
Total Costs (per lb) (1)	$0.79	$0.75	$0.59	$0.68	$0.67	$0.53	$0.66	$0.47
Kansanshi Production Statistics								
Mining:								
Waste Mine (000's)	3,185	1,651	2,857	1,175	-	-	-	-
Ore Mined (000's)	2,051	2,120	1,346	-	-	-	-	-
Ore Grade %	2.0	1.7	2.4	-	-	-	-	-
Processing:								
Ore Processed (000's)	1,129	688	-	-	-	-	-	-
Contained Copper (tonnes)	21,145	11,541	-	-	-	-	-	-
Recovery %	86	65	-	-	-	-	-	-
Copper Produced (tonnes)	18,192	7,497	-	-	-	-	-	-
Combined Cash Costs:								
Cash Costs (per lb) (1)	$0.63	-	-	-	-	-	-	-
Total Costs (per lb) (1)	$0.80	-	-	-	-	-	-	-
Cathode Cash Costs:								
Cash Costs (per lb) (1)	$0.61	-	-	-	-	-	-	-
Total Costs (per lb) (1)	$0.80	-	-	-	-	-	-	-
Concentrate Cash Costs:								
Cash Costs (per lb) (1)	$0.65	-	-	-	-	-	-	-
Total Costs (per lb) (1)	$0.81	-	-	-	-	-	-	-

Consolidated Balance Sheets

As at June 30, 2005 and December 31, 2004
(expressed in thousands of US dollars)
(unaudited)

	2005 $	2004 $
Assets		
Current assets		
Cash and cash equivalents	56,464	50,356
Restricted cash (note 8)	4,297	1,931
Accounts receivable and prepaid expenses	41,613	21,927
Inventory (note 4)	50,779	31,674
	153,153	105,888
Investments (note 5)	9,522	15,340
Exploration properties	444	444
Property, plant and equipment (note 6)	367,225	319,222
Other assets and deferred charges (note 7)	31,589	32,167
	561,933	473,061
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	43,970	33,884
Current taxes payable	9,005	3,248
Current portion of long-term debt (note 8)	40,319	22,865
Current portion of other liabilities (note 10)	12,737	12,012
	106,031	72,009
Long-term debt (note 8)	183,462	191,661
Asset retirement obligations	4,162	3,762
Future income tax liability (note 9)	15,280	12,313
Other liabilities (note 10)	33,770	33,286
	342,705	313,031
Minority interests	5,505	2,190
	348,210	315,221
Shareholders' Equity		
Equity accounts (note 11)	164,434	161,776
Retained earnings (deficit)	49,289	(3,936)
	213,723	157,840
	561,933	473,061

Commitments (note 14)

Consolidated Statements of Operations and Deficit

For three and six months ended June 30, 2005 and 2004
(expressed in thousands of US dollars)
(unaudited)

	Three months ended		Six months ended	
	June 30, 2005 $	June 30, 2004 $	June 30, 2005 $	June 30, 2004 $
Revenues				
Copper	83,373	23,398	121,545	45,480
Acid	2,557	2,927	2,567	6,097
Gold	585	-	585	-
	86,515	26,325	124,697	51,577
Costs and expenses				
Cost of sales	35,070	13,079	51,236	25,170
Depletion and amortization	6,940	3,046	10,845	5,378
Exploration	1,140	589	2,152	966
Foreign exchange (gain) loss	(4,231)	1,403	(5,048)	1,532
General and administrative	2,173	1,480	4,279	2,625
Interest and financing fees on long-term debt	3,383	927	4,233	1,514
Other	2,490	(780)	2,663	(1,036)
Gain on disposal of investment	-	-	(16,127)	-
	46,965	19,744	54,233	36,149
Earnings before income taxes, minority interests and equity earnings	39,550	6,581	70,464	15,428
Income taxes (note 9)	7,186	2,638	10,924	5,252
Minority interests	3,315	-	3,315	-
Equity earnings	-	170	-	604
Net earnings for the period	29,049	4,113	56,225	10,780
Retained earnings (deficit) - Beginning of period	20,240	(25,279)	(3,936)	(31,946)
Dividends	-	-	(3,000)	-
Retained earnings (deficit) - End of period	49,289	(21,166)	49,289	(21,166)
Earnings per common share				
Basic	$0.47	$0.07	$0.92	$0.18
Diluted	$0.46	$0.07	$0.90	$0.18
Weighted average number of shares outstanding (000's)	61,499	60,300	61,384	59,434

For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Cash Flows

For three and six months ended June 30, 2005 and 2004

(expressed in thousands of US dollars)

(unaudited)

	Three months ended		Six months ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	$	$	$	$
Cash flows from operating activities				
Net earnings for the period	29,049	4,113	56,225	10,780
Items not affecting cash				
Depletion and amortization	6,940	3,046	10,845	5,378
Minority interest	3,315	-	3,315	-
Provision for deferred stripping	481	-	4,384	-
Unrealized foreign exchange (gain) loss	(4,296)	1,331	(4,859)	1,721
Future income tax expense	3,150	2,638	2,967	5,252
Stock-based compensation expense	716	281	1,369	467
Unrealized derivative instruments (gain) loss	3,189	-	3,626	-
Other	449	171	852	517
Gain on disposal of investment	-	-	(16,127)	-
	42,993	11,410	62,597	23,511
Change in non-cash operating working capital				
Decrease (increase) in accounts receivable and prepaid expenses	(26,528)	(64)	(17,938)	(2,835)
(Increase) decrease in inventory	(11,150)	482	(18,880)	837
Increase (decrease) in accounts payable and accrued liabilities	(3,021)	(1,050)	(691)	(4,109)
	2,294	10,778	25,088	17,404
Cash flows from financing activities				
Movement in restricted cash	(2,542)	(3,868)	(2,365)	(3,868)
Proceeds from long-term debt	-	23,496	31,523	41,372
Repayments of principal on long-term debt	(10,126)	(2,524)	(15,434)	(5,026)
Proceeds from issue of common shares and warrants	439	232	1,288	43,557
Payments of dividends	(3,000)	-	(3,000)	-
Payments for deferred premium obligation and finance fees	(7,582)	(879)	(9,982)	(2,209)
	(22,811)	16,457	2,030	73,826
Cash flows from investing activities				
Net payments to acquire capital assets and investments	(1,256)	(45,397)	(39,987)	(80,346)
Payments for deferred exploration and stripping costs	(1,026)	(2,305)	(3,130)	(3,469)
Proceeds on disposal of investment	-	-	21,944	-
	(2,282)	(47,702)	(21,173)	(83,815)
Effect of exchange rate changes on cash	274	(1,079)	163	(1,573)
Increase (decrease) in cash and cash equivalents	(22,799)	(20,467)	5,945	7,415
Cash and cash equivalents - beginning of period	78,989	52,980	50,356	25,592
Cash and cash equivalents - end of period	56,464	31,434	56,464	31,434

Segmented Information

For three months ended June 30, 2005 and 2004

(expressed in thousands of US dollars)

(unaudited)

For the three months ended **June 30, 2005**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Inter-segment	Total
	$	$	$	$	$	$
External revenues	44,423	45,063	-	2,212	(5,183)	86,515
Segment profit (loss)	15,170	16,709	-	(2,830)	-	29,049
Property, plant and equipment additions	6,874	18,449	8,282	5	-	33,610
Total assets	192,566	373,949	22,213	212,127	-	800,855
Inter-company balances included in total assets	(83,886)	-	-	(155,036)	-	(238,922)
Total consolidated assets	108,680	373,949	22,213	57,091	-	561,933

For the three months ended **June 30, 2004**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Inter-segment	Total
	$	$	$	$	$	$
External revenues	26,554	-	-	1,331	(1,560)	26,325
Segment profit (loss)	6,773	-	-	(2,660)	-	4,113
Property, Plant and equipment additions	7,721	35,380	-	5,333	-	48,434
Total assets	92,837	139,209	-	44,381	-	276,427
Inter-company balances included in total assets	30,743	-	-	131,377	-	162,120
Total consolidated assets	123,580	139,209	-	175,758	-	438,547

Bwana / Lonshi Operation (**BLO**), Kansanshi Copper / Gold Operation (**KCO**), Guelb Moghrein Project (**GMP**), Corporate Development and Administration and Other (**CDA**)

Segmented Information

For six months ended June 30, 2005 and 2004
(expressed in thousands of US dollars)
(unaudited)

For the six months ended **June 30, 2005**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Inter-segment	Total
	$	$	$	$	$	$
Revenues	83,282	45,063	-	3,875	(7,523)	124,697
Segment profit (loss)	28,660	16,709	-	10,856	-	56,225
Property, plant and equipment additions	9,523	43,112	11,771	12	-	64,418
Total assets	192,566	373,949	22,213	212,127	-	800,855
Inter-company balances included in total assets	(83,886)	-	-	(155,036)	-	(238,922)
Total consolidated assets	108,680	373,949	22,213	57,091	-	561,933

For the six months ended **June 30, 2004**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Inter-segment	Total
	$	$	$	$	$	$
Revenues	51,805	-	-	2,010	(2,238)	51,577
Segment profit (loss)	14,506	-	-	(3,726)	-	10,780
Property, plant and equipment additions	11,945	70,077	-	7,646	-	89,668
Total assets	92,837	139,209	-	44,381	-	276,427
Inter-company balances included in total assets	30,743	-	-	131,377	-	162,120
Total consolidated assets	123,580	139,209	-	175,758	-	438,547

Bwana / Lonshi Operation (**BLO**), Kansanshi Copper / Gold Operation (**KCO**), Guelb Moghrein Project (**GMP**), Corporate Development and Administration and Other (**CDA**)

First Quantum Minerals Ltd.
Consolidated Financial Statements
Second Quarter – June 30, 2005

(Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at June 30, 2005 and December 31, 2004

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	2005 $	2004 $
Assets		
Current assets		
Cash and cash equivalents	56,464	50,356
Restricted cash (note 8)	4,297	1,931
Accounts receivable and prepaid expenses	41,613	21,927
Inventory (note 4)	50,779	31,674
	153,153	105,888
Investments (note 5)	9,522	15,340
Exploration properties	444	444
Property, plant and equipment (note 6)	367,225	319,222
Other assets and deferred charges (note 7)	31,589	32,167
	561,933	473,061
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	43,970	33,884
Current taxes payable	9,005	3,248
Current portion of long-term debt (note 8)	40,319	22,865
Current portion of other liabilities (note 10)	12,737	12,012
	106,031	72,009
Long-term debt (note 8)	183,462	191,661
Asset retirement obligations	4,162	3,762
Future income tax liability (note 9)	15,280	12,313
Other liabilities (note 10)	33,770	33,286
	342,705	313,031
Minority interests	5,505	2,190
	348,210	315,221
Shareholders' Equity		
Equity accounts (note 11)	164,434	161,776
Retained earnings (deficit)	49,289	(3,936)
	213,723	157,840
	561,933	473,061

Commitments (note 14)

Approved by the Board of Directors

"Robert Watts" *Director* *"Peter. St. George"* *Director*

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three and six months ended June 30, 2005 and 2004

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Six months ended	
	June 30, 2005 $	**June 30, 2004 $**	**June 30, 2005 $**	**June 30, 2004 $**
Revenues				
Copper	83,373	23,398	121,545	45,480
Acid	2,557	2,927	2,567	6,097
Gold	585	-	585	-
	86,515	26,325	124,697	51,577
Costs and expenses				
Cost of sales	35,070	13,079	51,236	25,170
Depletion and amortization	6,940	3,046	10,845	5,378
Exploration	1,140	589	2,152	966
Foreign exchange (gain) loss	(4,231)	1,403	(5,048)	1,532
General and administrative	2,173	1,480	4,279	2,625
Interest and financing fees on long-term debt	3,383	927	4,233	1,514
Other	2,490	(780)	2,663	(1,036)
Gain on disposal of investment	-	-	(16,127)	-
	46,965	19,744	54,233	36,149
Earnings before income taxes, minority interests and equity earnings	39,550	6,581	70,464	15,428
Income taxes (note 9)	7,186	2,638	10,924	5,252
Minority interests	3,315	-	3,315	-
Equity earnings	-	170	-	604
Net earnings for the period	29,049	4,113	56,225	10,780
Retained earnings (deficit) - Beginning of period	20,240	(25,279)	(3,936)	(31,946)
Dividends	-	-	(3,000)	-
Retained earnings (deficit) - End of period	49,289	(21,166)	49,289	(21,166)
Earnings per common share				
Basic	$0.47	$0.07	$0.92	$0.18
Diluted	$0.46	$0.07	$0.90	$0.18
Weighted average number of shares outstanding (000's)	61,499	60,300	61,384	59,434

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2005 and 2004

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Six months ended	
	June 30, 2005 $	June 30, 2004 $	June 30, 2005 $	June 30, 2004 $
Cash flows from operating activities				
Net earnings for the period	29,049	4,113	56,225	10,780
Items not affecting cash				
Depletion and amortization	6,940	3,046	10,845	5,378
Minority interest	3,315	-	3,315	-
Provision for deferred stripping	481	-	4,384	-
Unrealized foreign exchange (gain) loss	(4,296)	1,331	(4,859)	1,721
Future income tax expense	3,150	2,638	2,967	5,252
Stock-based compensation expense	716	281	1,369	467
Unrealized derivative instruments (gain) loss	3,189	-	3,626	-
Other	449	171	852	517
Gain on disposal of investment	-	-	(16,127)	-
	42,993	11,410	62,597	23,511
Change in non-cash operating working capital				
Decrease (increase) in accounts receivable and prepaid expenses	(26,528)	(64)	(17,938)	(2,835)
(Increase) decrease in inventory	(11,150)	482	(18,880)	837
Increase (decrease) in accounts payable and accrued liabilities	(3,021)	(1,050)	(691)	(4,109)
	2,294	10,778	25,088	17,404
Cash flows from financing activities				
Movement in restricted cash	(2,542)	(3,868)	(2,365)	(3,868)
Proceeds from long-term debt	-	23,496	31,523	41,372
Repayments of principal on long-term debt	(10,126)	(2,524)	(15,434)	(5,026)
Proceeds from issue of common shares and warrants	439	232	1,288	43,557
Payments of dividends	(3,000)	-	(3,000)	-
Payments for deferred premium obligation and finance fees	(7,582)	(879)	(9,982)	(2,209)
	(22,811)	16,457	2,030	73,826
Cash flows from investing activities				
Net payments to acquire capital assets and investments	(1,256)	(45,397)	(39,987)	(80,346)
Payments for deferred exploration and stripping costs	(1,026)	(2,305)	(3,130)	(3,469)
Proceeds on disposal of investment	-	-	21,944	-
	(2,282)	(47,702)	(21,173)	(83,815)
Effect of exchange rate changes on cash	274	(1,079)	163	(1,573)
Increase (decrease) in cash and cash equivalents	(22,799)	(20,467)	5,945	7,415
Cash and cash equivalents - beginning of period	78,989	52,980	50,356	25,592
Cash and cash equivalents - end of period	56,464	31,434	56,464	31,434

(expressed in thousands of U.S. dollars, except where indicated)

1. Nature of operations

First Quantum Minerals Ltd. ("FQM" or the "Company") is engaged in the production of copper, gold and acid and related activities including exploration, development and processing. These activities are conducted principally in Zambia, the Democratic Republic of Congo (DRC), and Mauritania.

2. Basis of presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 3.

3. Change in accounting policy

Effective January 1, 2005, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interests. There was no impact on either Earnings or the Consolidated Balance Sheet from applying this guideline.

4. Inventory

	June 30, 2005 $	December 31, 2004 $
Ore in stockpiles	22,296	11,584
Work-in-progress	2,183	1,283
Copper and concentrates	7,555	243
Total product inventory	32,034	13,110
Consumable stores	19,859	19,678
Total inventory	51,893	32,788
Less: Non-current portion	(1,114)	(1,114)
	50,779	31,674

5. Investments

	June 30, 2005 $	December 31, 2004 $
Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b)	-	5,818
	9,522	15,340

a) The Company has an 18.8% interest in Carlisa that holds a 90% interest in Mopani.

b) On February 28, 2005, the company disposed of all of its common shares in Anvil for net proceeds of $21,944 or CA$6.75 per share based on 4,029,617 shares resulting in a gain of $16,127.

(expressed in thousands of U.S. dollars, except where indicated)

6. Property, plant and equipment

			June 30, 2005
	Cost $	Accumulated amortization $	Net $
Land and Buildings	9,186	3,378	5,808
Mineral Property	50,843	18,835	32,008
Plant and Equipment	350,870	60,670	290,200
Work-in-progress	39,209	-	39,209
	450,108	82,883	367,225

			December 31, 2004
	Cost $	Accumulated amortization $	Net $
Land and Buildings	7,234	2,742	4,492
Mineral Property	47,980	17,147	30,833
Plant and Equipment	137,448	47,575	89,873
Work-in-progress	194,024	-	194,024
	386,686	67,464	319,222

7. Other assets and deferred charges

	June 30, 2005 $	December 31, 2004 $
Prepaid Power	10,643	11,853
Deferred finance fees - net of amortization	13,242	7,549
Deferred stripping asset	3,810	1,948
Fair value of derivative instruments (note 13)	2,896	9,988
Other	2,116	2,116
Less: Current portion	(1,118)	(1,287)
	31,589	32,167

(expressed in thousands of U.S. dollars, except where indicated)

8. Long-term debt

	June 30, 2005	December 31, 2004
	$	$
Drawn debt facilities		
SCB facility (a)	16,259	27,692
Bwana EIB facility (b)	11,259	12,731
Banque Belgolaise facility (c)	5,000	9,000
Standard Bank Group and WestLB (d)	120,000	97,000
Kansanshi EIB facility (e)	41,013	46,376
Banque Belgolaise and Export Development Bank of Canada (f)	30,000	21,477
Other	250	250
Total long-term debt	**223,781**	**214,526**
Less: Current portion	(40,319)	(22,865)
	183,462	**191,661**
Available for drawdown		
Glencore International AG (g)	25,000	25,000

a. Standard Chartered Bank (SCB)

In 2003, Bwana entered into a long-term debt facility with SCB of $30,000 to re-finance an existing facility, and provide additional funding for capital projects and general working capital purposes. This facility is repayable in 13 equal quarterly instalments which commenced in October 2004 and bears interest at a rate of LIBOR plus 2.5%. A sinking fund has been established to meet the quarterly instalments and is recorded as restricted cash.

The company has pledged as security the assets and undertakings of Bwana.

b. Bwana European Investment Bank (EIB) facility

In 2002, Bwana entered into a long-term debt facility with EIB for 14,000 Euros for additional project financing on the expansion of Bwana. This facility is repayable in six equal annual instalments which commenced July 2003 and bears interest at between 3% and 12.5%, based on the average realized cash copper price for the preceding financial year. The interest rate is at its lower limit at a realized copper price of less than $1,400 per tonne and then increases incrementally until it reaches its $2,400 per tonne upper limit.

The company has pledged as security the assets and undertaking of Bwana pari passu with the pre-existing security provided to SCB. As this facility is in Euros, the company has entered into cross-currency principal and interest rate swaps.

Subsequent to June 30, 2005, the Company repaid this facility from the proceeds of a bridge facility with Standard Chartered Bank (note 15).

c. Banque Belgolaise facility

In 2003, the company entered into a long-term debt facility with Banque Belgolaise for $6,000 to assist with financing the Comisa mining fleet. This facility was extended to $10,000 to provide additional financing for Comisa's larger mining fleet. The facility was repayable in 10 quarterly instalments which commenced in December 2004 and bears interest at LIBOR plus 3%. A sinking fund has been established to meet these quarterly instalments and is recorded as restricted cash. On March 15, 2005, the facility was reduced to $6,000 as a result of the Anvil disposition (note 5). The facility is now repayable in 6 quarterly instalments of $1,000.

The company has pledged as security the mining fleet of Comisa.

(expressed in thousands of U.S. dollars, except where indicated)

d. Standard Bank Group and WestLB

In 2003, Kansanshi entered into a secured $120,000 senior debt facility agreement arranged and underwritten by Standard Bank Group and WestLB to finance the design, construction, operation and maintenance of the Kansanshi project.

The facility comprises two tranches of $60,000, each available for drawdown until July 31, 2005. Tranche A is repayable in eleven semi-annual instalments commencing on January 31, 2006; Tranche B is repayable in 22 quarterly payments commencing on October 31, 2005. Interest on Tranche A is calculated at a fixed rate of 6%. Interest on Tranche B is calculated at LIBOR plus 3% during construction and LIBOR plus 2.5% during the repayment period.

The company has pledged as security the assets and undertakings of Kansanshi, a mortgage over the shares of Kansanshi Holdings Limited and a guarantee of repayment by FQM.

e. Kansanshi European Investment Bank (EIB) Facility

In 2003, Kansanshi entered into a subordinated debt facility agreement with EIB, for 34 million Euros, to finance the design, construction, operation and maintenance of the Kansanshi project.

This facility is available for drawdown prior to October 31, 2006 and repayable in nine equal annual payments commencing October 31, 2007. Interest will be 7.2% until April 30, 2005 and thereafter will be recalculated annually, with a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year. The interest rate is at its lower limit at a realized copper price of less them $1,300 per tonne and then increases incrementally until it reaches its $2,200 per tonne upper limit.

As this facility is in Euros, the company has entered into cross-currency principal and interest rate swaps.

f. Banque Belgolaise and Export Development Bank of Canada

In 2004, the company entered into a $30,000 facility with Banque Belgolaise and Export Development Bank of Canada.

This facility comprises two tranches repayable in 12 quarterly instalments commencing on July 31, 2005. Tranche A is for $25,000 and bears interest at LIBOR plus 3% during the availability period and LIBOR plus 2.5% thereafter. Tranche B is for $5,000 and 90% of this tranche bears interest at LIBOR plus 1%, while the remainder bears interest the same as tranche A. The availability period ended on March 31, 2005.

The company has pledged as security the assets and undertakings of FQM Zambia Ltd which includes the Kansanshi mining fleet.

Undrawn debt facilities

g. Glencore International AG

In 2004, Kansanshi entered into a $25,000 cost over run facility with Glencore International AG. The facility bears interest at LIBOR plus 3.5%. If utilized, the loan is repayable in ten semi-annual instalments commencing eighteen months after the project completion date.

(expressed in thousands of U.S. dollars, except where indicated)

9. Future income tax liability

	June 30, 2005 $	December 31, 2004 $
Opening balances	12,313	4,589
Future income tax expense	2,967	7,724
Closing balance	15,280	12,313

	Three months ended		Six months ended	
Income tax expense consists of:	June 30, 2005 $	June 30, 2004 $	June 30, 2005 $	June 30 2004 $
Future income tax (recovery) expense	3,150	2,638	2,967	5,252
Current income tax expense	4,036	-	7,957	-
	7,186	2,638	10,924	5,252

10. Other liabilities

	June 30, 2005 $	December 31, 2004 $
Unrealized fair value of derivative liability (note 13)	10,545	10,945
Deferred premium obligation (note 13)	16,953	19,231
Zesco Limited (a)	3,651	3,579
ZCCM deferred payment (b)	3,333	3,333
Guelb Moghrein deferred payment (c)	7,605	7,370
Deferred stripping liability	3,114	-
Other	1,306	840
	46,507	45,298
Less: Current Portion	(12,737)	(12,012)
	33,770	33,286

a. Zesco Limited

The company has entered into an agreement with Zesco Limited (Zesco) whereby Zesco will provide the Kansanshi mine with power for 10 years from the first day of commercial operations. The company agreed to pay a connection fee of $10,000, of which $6,000 was paid during 2004 with the balance of $4,000 to be paid in equal semi-annual payments beginning in the fourth quarter of 2004. Interest is calculated on the outstanding balance at a fixed rate of 6% per annum.

b. ZCCM deferred payment

Consistent with the Kansanshi development agreement, the company agreed to pay $3,333 to Zambian Consolidated Copper Mines (ZCCM). This balance is classified as current.

c. Guelb Moghrein deferred payment

The company agreed to pay a total of $10,000 to acquire the rights to the 80% interest in Guelb Moghrein copper project. The first payment of $2,000 was made in December 2004, with subsequent payments of $3,000 due 12 months after the first payment date and $5,000 due on the earlier of 24 months from the first payment date or upon commercial production. The discounted value of the deferred payments at June 30, 2005 is $7,605.

(expressed in thousands of U.S. dollars, except where indicated)

11. Equity accounts

	June 30, 2005 $	December 31, 2004 $
Common shares	160,064	158,538
Contributed surplus	4,370	3,238
	164,434	161,776

Number of shares issued and outstanding	61,538	61,239
Weighted average number of shares (000's)	61,384	60,123

12. Segmented information

The company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Bwana / Lonshi Operation (BLO)

The Bwana plant and the Lonshi mine are owed by separate legal entities but from a management perspective are viewed as an integrated operation, with the Bwana plant, located in Zambia, processing the ore mined at Lonshi, which is located in the Democratic Republic of Congo. The BLO produces grade 'A' copper cathode and operates three acid plants which manufacture sulphuric acid. Two of these plants are located at Bwana, while the third plant is located at the KCO site.

Kansanshi Copper / Gold Operation (KCO)

The Kansanshi operation is located in the northwest province of Zambia, approximately 15 kilometres north of Solwezi. The project reached commercial production in April 2005 and has begun to produce grade A copper cathodes and copper in concentrate with a gold credit.

Guelb Moghrein Project (GMP)

The Guelb Moghrein project is located near Akjoujt in Mauritania. Project construction commenced in early 2005 and commercial production is expected to commence in 2006.

Corporate Development and Administration and Other (CDA)

The corporate development and administration segment is responsible for the evaluation and acquisition of the new mineral properties, regulatory reporting, and corporate administration. It also holds the Connemara gold mine in Zimbabwe which is currently on a care and maintenance basis, the Frontier project which is in the drilling and assessment phase, and the investment in Carlisa which holds a 90% interest in Mopani Copper Mines Ltd.

(expressed in thousands of U.S. dollars, except where indicated)

For the six months ended **June 30, 2005**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Inter-segment	Total
	$	$	$	$	$	$
Revenues	83,282	45,063	-	3,875	(7,523)	124,697
Segment profit (loss)	28,660	16,709	-	10,856	-	56,225
Property, plant and equipment additions	9,523	43,112	11,771	12	-	64,418
Total assets	192,566	373,949	22,213	212,127	-	800,855
Inter-company balances included in total assets	(83,886)	-	-	(155,036)	-	(238,922)
Total consolidated assets	108,680	373,949	22,213	57,091	-	561,933

For the six months ended **June 30, 2004**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Inter-segment	Total
	$	$	$	$	$	$
Revenues	51,805	-	-	2,010	(2,238)	51,577
Segment profit (loss)	14,506	-	-	(3,726)	-	10,780
Property, plant and equipment additions	11,945	70,077	-	7,646	-	89,668
Total assets	92,837	139,209	-	44,381	-	276,427
Inter-company balances included in total assets	30,743	-	-	131,377	-	162,120
Total consolidated assets	123,580	139,209	-	175,758	-	438,547

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **June 30, 2005**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Inter-segment	Total
	$	$	$	$	$	$
External revenues	44,423	45,063	-	2,212	(5,183)	86,515
Segment profit (loss)	15,170	16,709	-	(2,830)	-	29,049
Property, plant and equipment additions	6,874	18,449	8,282	5	-	33,610
Total assets	192,566	373,949	22,213	212,127	-	800,855
Inter-company balances included in total assets	(83,886)	-	-	(155,036)	-	(238,922)
Total consolidated assets	108,680	373,949	22,213	57,091	-	561,933

For the three months ended **June 30, 2004**, segmented information is presented as follows:

	BLO	KCO	GMP	CDA	Inter-segment	Total
	$	$	$	$	$	$
External revenues	26,554	-	-	1,331	(1,560)	26,325
Segment profit (loss)	6,773	-	-	(2,660)	-	4,113
Property, Plant and equipment additions	7,721	35,380	-	5,333	-	48,434
Total assets	92,837	139,209	-	44,381	-	276,427
Inter-company balances included in total assets	30,743	-	-	131,377	-	162,120
Total consolidated assets	123,580	139,209	-	175,758	-	438,547

(expressed in thousands of U.S. dollars, except where indicated)

13. Financial Instruments

Derivative instruments

The company uses derivative instruments to mitigate the effect of certain risks that are inherent in its business and from time to time to address the requirements of its lending institutions.

As at June 30, 2005, the company had entered into a number of derivative instruments to minimize the risk exposure to copper and gold prices, foreign currency, and interest rate protection contracts.

For copper and gold forward, put and call option contracts, fair values were calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair values were determined using market interest rates. For foreign currency protection contracts, fair values were determined using the exchange rate at period end. All changes in fair value of derivatives related to Kansanshi were capitalized as pre-commercial production costs up to April 19, 2005. Any changes in fair value subsequent to April 19, 2005 have been recorded as other expenses.

The fair values of these contracts at June 30, 2005 are as follows:

Estimated Fair Value:	**June 30, 2005** **$**	**December 31, 2004** **$**
Asset (Liability)		
Copper put options (i)	1,809	2,046
Copper call options (ii)	(1,397)	-
Gold put options and forward contracts (iii)	(8,839)	(10,285)
Cross currency principal and interest swaps (iv)	774	7,282
	(7,653)	**(957)**

i. In 2004, the Company entered into copper put option contracts on 210,240 tonnes of its expected copper production at Kansanshi beginning in 2005 and ending in 2007 at a price of $1,800 ($0.82lb) per tonne. Upon entering into these contracts, the company assumed a premium obligation of $21,024, which becomes due and payable between January 2005 and December 2007. As at June 30, 2005, 182,424 copper put options were outstanding with a premium obligation of $16,953.

ii. In 2005, the Company entered into copper call option contracts on 13,908 tonnes of its expected copper production at Kansanshi beginning in July 2005 and ending in September 2005 at an average price $3,368 per tonne ($1.53lb) at 4,636 tonnes per month. The Company will receive an option premium amount of $100 per tonne ($0.046lb) as the call options mature each month.

iii. In 2004, the Company has entered into put option contracts on 139,296 ounces at a forward price of $350 per ounce for part of its gold production at Kansanshi beginning in 2005 and ending in 2009. To cover the cost of these put option contracts, the company has also entered into contingent gold forward contracts on 139,926 ounces of gold with a strike price of $400 for part of its gold production at Kansanshi beginning in 2005 and ending in 2009. As at June 30, 2005, 7,422 contracts had expired unexercised leaving 131,874 put options and forward contracts outstanding.

   As at June 30, 2005, the increase in gold prices has meant that the fair value of the put options had decreased to $309 (December 2004: $660) (note 7) and the liability associated with the forward contracts has decreased to $9,148 (December 2004: $10,945) (note 10).

iv. The company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Bwana and Kansanshi EIB facilities.

14. Commitments

In conjunction with the development of Guelb Moghrein and other projects, the company has committed to approximately $46,000 in capital expenditures as at June 30, 2005.

15. Subsequent Event

In July 2005, the company entered into a bridge facility with Standard Chartered Bank for $11,500, which was used to repay the Bwana EIB facility. This facility is due and payable in November 2005 and bears interest at LIBOR plus 2.5%. It is the Company's intention to re-finance this bridge loan with a new long-term facility.

FIRST QUANTUM
MINERALS LTD.

Second Quarter and Six Months ended June 30, 2005

(expressed in US Dollars)

FIRST QUANTUM MINERALS REPORTS SECOND QUARTER NET EARNINGS OF $29.0 MILLION, UP FROM $4.1 MILLION A YEAR AGO.

Management Discussion and Analysis and Financial Review (August 9, 2005)

Summary of Financial and Operational Results

The following discussion, analysis and financial review are comprised of eight main sections:

1. Quarter At A Glance
2. Company Overview
3. 2005 Second Quarter Discussion
4. 2005 Half Year Discussion
5. Discussion of Financial Position and Liquidity
6. Other Matters
7. Outlook
8. Critical Accounting Policies and Definitions
9. Selected Annual Information and Summary of Quarterly Results

For further information on the Company reference should be made to the Company's Annual Information Form (AIF) and also to its public filings that are available on www.sedar.com. Information is also available at the company's website www.first-quantum.com.

1. Quarter At A Glance

? Commercial production at Kansanshi was achieved on April 19, 2005

? Total copper production was 29,909 tonnes

? Net earnings of $29.0 million or $0.47 per share

? Operating cash flow before working capital movements was $43.0 million or $0.70 per share

? Interim dividend declared in August of CA$0.02 per share

? Group cash costs (C1) were $0.60 per pound and total costs (C3) per pound were $0.80

2. Company Overview

First Quantum Minerals is a growing mining company whose principal activities include mineral exploration, development, mining, and the production of LME grade "A" copper cathode, copper in concentrate, gold and sulphuric acid.

The discussion and analysis contained in this MD&A follows the reporting segments as described in the Company latest Quarterly Financial Statements. For the purposes of this discussion, Bwana / Lonshi includes the open pit mine at Lonshi located in the Democratic Republic of Congo (DRC) and the Bwana processing plant located in Zambia. The Bwana / Lonshi operation produces grade "A" copper cathode and also includes three acid plants that manufacture sulphuric acid, two of these plants are located at Bwana while the other plant is located at the Kansanshi site near Solwezi, in Zambia.

The Kansanshi operation is located near Solwezi, in Zambia and produces grade "A" copper cathode and copper in concentrate. The concentrate produced also includes a gold credit. The Kansanshi operation consumes acid from Bwana / Lonshi operation's Solwezi Acid Plant located on the same site as Kansanshi.

3. 2005 Second Quarter Discussion

Earnings and Operations

Consolidated Revenue

Second quarter revenues were $86.5 million, which included copper revenues of $83.3 million, acid revenues of $2.6 million and gold revenues of $0.6 million. Copper revenues increased due to improvements in both the realized copper price and a 212% increase in copper production with the start of commercial production at Kansanshi.

Copper revenues at Bwana / Lonshi were $38.9 million for the quarter. Copper revenues at Kansanshi were $44.4 million comprised of $30.3 million for copper cathode and $14.1 million for copper in concentrate. Kansanshi revenue figures only include revenues from the commencement of commercial production (April 19, 2005).

Consolidated Q2 Revenues
Table 1

	2005	2004	2003
Revenues (millions)			
Copper	$83.3	$23.4	$10.3
Gold	0.6	-	-
Acid	2.6	2.9	2.4
Total Revenue	86.5	$26.3	$12.7
Realized Copper Price (per lb)	$1.42	1.11	$0.70
Sales Statistics (1)			
Copper (tonnes)	26,535	9,553	6,721
Gold (ounces)	1,370	-	-
Acid (tonnes)	14,939	19,149	15,832
Unadjusted Copper Price (per lb)	$1.53	$1.14	$0.73
Average LME Copper Price (per lb)	$1.54	$1.26	$0.74

(1) Copper sales and production volumes refer to contained copper in either concentrate or cathode.

The realized copper price per the statement of earnings and deficit was $1.42 per pound for the quarter, which represents a significant increase from last year due to the rising market price for copper and the Company's unhedged copper position. The realized copper price is calculated after deductions for treatment and refining charges (TC/RCs) and freight parity. The unadjusted copper price for the quarter was $1.53 per pound compared with an average LME cash price of $1.54 per pound.

Certain copper sales agreements entered into by the Company call for "provisional pricing" based on the average applicable copper price for a specified future monthly period. Any increase or decrease in copper price could therefore

result in the copper revenues for the Quarter being adjusted to reflect the change in the actual future copper price. Included within copper revenue for the quarter was 20,500 tonnes of copper that has been provisionally priced at an average of $1.55 per pound. The average LME cash price for the month of July was $1.64.

Consolidated Cost of Sales

Consolidated Q2 Cost of Sales
Table 2

	2005	2004	2003
Costs of Production			
Cost of Sales (millions)	$35.0	$13.1	$8.8
Cost of Sales % [1]	40%	50%	69%
C1 Costs (per lb) [2]	$0.60	$0.48	$0.44
C3 Costs (per lb) [2]	$0.80	$0.67	$0.69
Production Statistics			
Copper Produced (tonnes)	29,909	9,585	6,734
Gold Produced (ounces)	1,370	-	-
Acid Produced (tonnes)	69,218	34,265	29,286

(1) Calculated as a percentage of total revenue
(2) For the definition of cash (C1) and total costs (C3), reference should be made to section 8.

Cost of sales as a percentage of revenue decreased to 40% in the second quarter of 2005. Although unit costs have risen from 2004, the cost of sales have decreased as a percentage of revenue which is explained by rising copper prices and the company selling copper concentrate for the first time in the second quarter.

As the TC/RC's are recognized as a revenue deduction, they are not included within the cost of sales. Notwithstanding, in calculating the group cash costs, which represent the cost of production, the TC/RC costs are added to the cash and total costs to approximate the cost of producing finished copper.

Bwana / Lonshi

Mining

During the second quarter, approximately 319,000 tonnes of ore and approximately 4,025,000 tonnes of waste were mined from Lonshi. The strip ratio for the quarter was 13:1, which was greater than the revised life of mine strip ratio of 12:1. With the end of the wet season, mining rates and costs improved as a majority of the material mined came from the two southern cutbacks, which will continue to provide the ore production in the third quarter. Waste stripping also commenced in the North cutback.

At quarter end, the current mine plan at Lonshi was under review and a new mine plan is expected during the third quarter. It is expected that this new mine plan will result in an increased strip ratio at Lonshi. In addition, the mining fleet at Lonshi continues to grow to cope with the ore demands from Bwana, which is resulting in an acceleration of the depletion of the oxide reserves at Lonshi, which will also be considered in the new mine plan.

Bwana / Lonshi Q2 Cost of Sales
Table 3

	2005	2004	2003
Costs			
Cost of Sales (millions)	$16.5	$13.1	$8.8
Cost of Sales % [1]	37%	50%	69%
Cash Costs (per lb) [2]	$0.57	$0.48	$0.44
Total Costs (per lb) [2]	$0.79	$0.67	$0.69
Production Statistics (tonnes)			
Waste Mined (000's)	4,025	2,854	1,343
Ore Mined (000's)	319	85	12
Ore Grade Mined	5.5%	5.2%	4.3%
Ore Processed (000's)	328	237	181
Ore Grade Processed	4.1%	4.6%	3.7%
Copper Produced	11,717	9,585	6,734
Acid Produced	69,218	34,265	29,286

(1) Calculated as a percentage of total revenue
(2) For the definition of cash and total costs, reference should be made to section 8.

Processing

During the second quarter, copper production increased to 11,717 tonnes. The 22% increase over 2004 was principally due to the increase in electrical current flow through the tank house at Bwana that began during quarter three 2004.

Cash costs were $0.57 per pound and total costs were $0.79 per pound of copper. The increase in costs can be principally attributed to a $0.10 increase per pound in ore costs and associated transportation costs. The increase in ore costs have resulted from ore that was mined in the first quarter, during the wet season with a higher cost base, working its way through the ore stockpiles. By the end of the quarter the costs were starting to decline as the mining fleet was able to increase production as mining conditions have improved. In addition, Bwana has also started to process lower ore grades during this period of high copper prices which has resulted in higher transportation costs on a unit basis from the Lonshi pit. The acid cost at Bwana is $0.04 per pound higher than the second quarter of 2004 due to the increased copper production and the high gangue acid consumption through the copper circuit. The increased ore and acid cost

have however been partially offset by the additional acid credit from the Solwezi Acid Plant of $0.07 per pound. The gangue acid consumption was 2.7:1 in the second quarter.

Acid production increased to 69,218 tonnes, of which 34,309 tonnes were produced at Ndola and 34,909 tonnes at Solwezi. Of the total acid produced, 14,939 tonnes were sold externally and 18,824 tonnes were sold within the group.

Kansanshi

Mining:

During the quarter, 2,051,000 tonnes of ore and 3,185,000 tonnes of waste were mined. The world shortage of tires continues to limit mining capability, although the situation has improved from the first quarter. During the first quarter up to 50% of the 100 tonne trucks had been unavailable due to the tire shortage. This percentage has dropped significantly in the second quarter as truck availability continues to improve. Notwithstanding, the company is continuing to investigate options to reduce its reliance on the 100 tonne trucks.

The tire shortage has not impacted the amount of ore available for processing at Kansanshi; but has resulted in the deferral of some waste stripping which will be caught up once all the equipment is available, which is anticipated will be during the third quarter.

Kansanshi Q2 Cost of Sales
Table 4

	2005
Costs	
Cost of Sales (millions)	$18.5
Cost of Sales %[(1)]	41%
Cash Costs (per lb)[(2)]	$0.63
Total Costs (per lb)[(2)]	$0.80
Production Statistics (tonnes)	
Waste Mined (000's)	3,185
Ore Mined (000's)	2,051
Ore Grade Mined	2.0%
Sulphide Ore Grade Processed	2.0%
Oxide Ore Grade Processed	1.8%
Copper Cathode Produced	10,229
Concentrate Produced[(3)]	7,963
Concentrate Grade	29%

(1) Calculated as a percentage of total revenue
(2) For the definition of cash and total costs, reference should be made to section 8.
(3) Refers to contained copper in concentrate

Processing:

For the quarter, contained copper production increased to 18,192 tonnes which comprised 7,963 tonnes of copper in concentrate and 10,229 tonnes of copper cathode. The company commenced commercial production at Kansanshi on April 19th 2005, after the company had achieved between 65 – 70% of design capacity at Kansanshi continuously for at least one week.

Cathode
By the end of the quarter, Kansanshi had produced in excess of 3,600 tonnes of copper cathode for May and June and the oxide circuit was running well. For the quarter, the cash cost for cathode was $0.61 per pound and the total cash cost was $0.80 per pound. With the increase in cathode production and other efficiencies it would be expected that unit costs will fall in the coming quarters.

Concentrate
The sulphide circuit start-up has been successful, however the hardness of a portion of the sulphide ore has restricted ore throughput, the company is currently investigating methods of fixing this problem with the main focus on blending of the harder ore with softer ores. The cash costs for copper in concentrates, which includes the TC/RC's, was $0.65 per pound and the total cash cost was $0.81 per pound for the second quarter. Unit costs are expected to fall as throughput increases in the coming quarters.

Other Expenses and Consolidated Earnings

Other expenses consisted of depreciation of $6.9 million (Q2 2004: $3m; Q2 2003: $1.6m) and general and administration expenses of $2.2 million (Q2 2004: $1.5m; Q2 2003: $0.7m). The movement in depreciation expense is consistent with the start-up of production at Kansanshi.

Q2 Other Expenses and Net Earnings
Table 5

	2005	2004	2003
Other Expense (millions)			
Depreciation	$6.9	$3.0	$1.6
Exploration	1.1	0.6	0.1
General and Admin	2.2	1.5	0.7
Interest	3.4	0.9	0.4
Earnings			
Net Earnings (millions)	$29.0	$4.1	$(0.2)
Basic earnings per share	$0.47	$0.07	$0.00
Diluted earnings per share	$0.46	$0.07	$0.00

Income tax expense for the quarter includes the recognition of a previously

unrecognized tax asset at Kansanshi, which has attributed to the lower tax rate for the quarter. Net earnings for the quarter increased to $29.0 million or $0.47 per share as a result of commercial production being achieved at Kansanshi.

Cash Flow

Consolidated Cash Flow

The cash inflow, after non-cash working capital movements, from operating activities was $2.3 million or $0.04 per share (2004: $0.18; 2003: $0.04). The difference between operating cash flow and earnings principally arises from timing differences due to the startup of Kansanshi, as inventory increased by $11.1 million and accounts receivable increased by $26.5 million. Both of these movements are consistent with an operation achieving commercial production. The cash flow from operating activities before non-cash working capital movements was $43.0 million or $0.70 per share.

The cash outflow from financing activities was $22.8 million. During the quarter, no cash was drawn down from debt facilities, as the development of Guelb and other capital projects were funded out of surplus operating cash flow.

Q2 Consolidated Cash Flows
Table 6

	2005	2004	2003
Cash Flows from: (millions)			
Operating activities			
Before working capital movements	$43.0	$11.5	$2.6
After non-cash working capital movements	2.3	10.8	1.9
Financing activities	(22.8)	16.5	7.3
Investing activities	$(2.3)	$(47.7)	$(7.9)

The company also repaid $10.1 million (2004: $2.5m; 2003: $3.8m) of long term debt during the quarter. The cash outflow from investing activities was $2.3 million. In addition, $2.5 million was allocated to sinking funds for future long-term debt repayments and classified as restricted cash during the period.

4. 2005 Half Year Discussion

Earnings and Operations

Consolidated Revenue

Six month revenues were $124.7 million which included copper revenues of $121.5 million, acid revenues of $2.6 million and gold revenues of $0.6 million. Copper revenues increased due to improvements in both the realized copper price and an increase in copper production with the start of commercial production of Kansanshi.

Copper revenues at Bwana/Lonshi were $77.1 million for the six months. Copper revenues at Kansanshi were $44.4 million comprised of $30.3 million for copper cathode and $14.1 million for copper in concentrate. Kansanshi revenue figures only include revenues from the commencement of commercial production (April 19, 2005).

Consolidated Six Month Revenue
Table 7

	2005	2004	2003
Revenues (millions)			
Copper	$121.5	$45.5	$17.2
Gold	0.6	-	-
Acid	2.6	6.1	5.7
Total Revenue	124.7	51.6	22.9
Realized Copper Price (per lb)	$1.43	$1.07	$0.70
Sales Statistics (1)			
Copper (tonnes)	38,535	19,246	11,177
Gold (ounces)	1,370	-	-
Acid (tonnes)	14,988	39,912	39,264
Unadjusted Copper Price (per lb)	$1.51	$1.10	$0.73
Average LME Copper Price (per lb)	$1.51	$1.25	$0.75

(1) Copper sales and production volumes refer to contained copper in either concentrate or cathode.

The realized copper price per the statement of earnings and deficit was $1.43 per pound for the six months, which represents a significant increase from last year due to the rising market price for copper and the Company's unhedged copper position. The unadjusted copper price for the six months was $1.51 per pound compared with an average LME cash price of $1.51 per pound.

Included within the six month copper revenues were 20,500 tonnes of copper that has been provisionally priced at $1.55 per pound. The average LME cash price for the month of July was $1.64.

Consolidated Cost of Sales

Cost of sales were $51.2 million, the increase in cost of sales was principally as a result of the increase in copper production associated with the start of commercial production at Kansanshi.

Consolidated Six Month Cost of Sales
Table 8

	2005	2004	2003
Costs of Production			
Cost of Sales (millions)	$51.2	$25.2	$17.0
Cost of Sales % (1)	41%	49%	74%
C1 Costs (per lb) (2)	$0.60	$0.44	$0.44
C3 Costs (per lb) (2)	$0.78	$0.59	$0.70
Production Statistics			
Copper Produced (tonnes)	49,434	19,274	11,093
Gold Produced (ounces)	1,370	-	-
Acid Produced (tonnes)	124,493	68,609	63,671

(1) Calculated as a percentage of total revenue
(2) For the definition of cash (C1) and total (C3) costs, reference should be made to section 8

Bwana / Lonshi

Mining:

For the six months ended June 30, 2005, approximately 471,000 tonnes of ore and approximately 6,621,000 tonnes of waste were mined from Lonshi. The strip ratio for the first six months was 14:1, which was greater than the revised life of mine strip ratio of 12:1.

Processing

For the six months ended June 30, 2005, copper production increased to 23,745 tonnes. The 23% increase over 2004 was principally due to the increased electrical current flow through the tankhouse that began in the third quarter of 2004.

The increase in cash costs from 2004 can be principally attributed to an increase of $0.09 per pound due to ore and transportation costs at Lonshi and a $0.06 per pound increase in acid costs due to the increased gangue acid consumption as a result of processing more dolmitic ore.

These increased costs have been offset by the acid credit of $0.04 per pound from the Solwezi Acid Plant.

Acid production was 124,493 tonnes of which 67,245 tonnes were produced at Ndola and 57,248 tonnes at Solwezi. Of the total acid produced, 14,988 tonnes were sold externally and 23,253 tonnes were sold within the group.

Bwana / Lonshi Six Month Cost of Sales
Table 9

	2005	2004	2003
Costs			
Cost of Sales (millions)	$32.7	$25.2	$17.0
Cost of Sales % (1)	39%	49%	74%
Cash Costs (per lb) (2)	$0.57	$0.44	$0.44
Total Costs (per lb) (2)	$0.77	$0.59	$0.70
Production Statistics (tonnes)			
Waste Mined (000's)	6,621	3,889	1,770
Ore Mined (000's)	471	151	12
Ore Grade Mined	5.4%	4.8%	4.4%
Ore Processed (000's)	592	-	-
Ore Grade Processed	4.6%	-	-
Copper Production	23,745	19,274	11,093
Acid Production	124,493	68,609	63,671

(1) Calculated as a percentage of total revenue
(2) For the definition of cash and total costs, reference should be made to section 8.

Kansanshi

Mining:

For the six months ended June 30, 2005, 4,171,000 tonnes of ore and 4,836,000 tonnes of waste had been mined. As with other mining operations around the world, the shortage of mining truck tires was a problem at the start of the year, with at times up to 50% of the company's 100 tonne trucks being unavailable due to a lack of tires. Availability, improved significantly in the second quarter, however the Company is continuing to investigate options to reduce its dependency on the 100 tonne trucks. Notwithstanding, the shortage of tires has not limited ore production and has only resulted in some waste stripping being deferred.

Processing:

For the six months ended June 30, 2005, copper production increased to 25,689 tonnes, including 14,942 tonnes of copper in concentrate and 10,747 tonnes of copper cathode. As commercial production only commenced on April 19, 2005, reference should be made to Section 2 to fully understand the production for the first six months at Kansanshi.

Kansanshi Six Month Cost of Sales and Production Statistics
Table 10

	2005
Costs	
Cost of Sales (millions)	$18.5
Cost of Sales % [1]	41%
Cash Costs (per lb) [2]	$0.63
Total Costs (per lb) [2]	$0.80
Production Statistics (tonnes)	
Waste Mined (000's)	4,836
Ore Mined (000's)	4,171
Ore Grade Mined	2.2%
Sulphide Ore Grade Processed	1.8%
Oxide Ore Grade Processed	1.8%
Copper Cathode Produced	10,747
Contained Copper in Concentrate Produced [3]	14,942
Concentrate Grade	29.0%

(1) Calculated as a percentage of total revenue
(2) For the definition of cash and total costs, reference should be made to section 8
(3) Refers to contained copper in concentrate.

Consolidated Six Month Other Expenses and Net Earnings
Table 11

	2005	2004	2003
Other Expense (millions)			
Depreciation	$10.8	$5.4	$2.6
Exploration	2.2	1.0	0.2
General and Admin	4.3	2.6	1.2
Interest	4.2	1.5	1.0
Earnings			
Net Earnings (millions)	$56.2	$10.8	$(0.2)
Basic earnings per share	$0.92	$0.18	$0.00
Diluted earnings per share	$0.90	$0.18	$0.00

Other Expenses and Consolidated Earnings

Other expenses for the six months ended June 30, 2005 were $19.1 million (2004: $11.0m; 2003: $6.2m). Other expenses consisted of depreciation of $10.8 million (2004: $5.4m; 2003: $2.6m) and general and administration expenses of $4.3 million (2004: $2.6m; 2003: $1.2m). The increase in depreciation expense is due to the increased production associated with the startup of commercial production at Kansanshi.

Net earnings for the six months increased to $56.2 million or $0.92 per share, including the gain on sale from Anvil of $16.1 million or $0.26 per share.

Cash Flow

Consolidated Cash Flow

The cash inflow from operating activities after capital movements was $25.1 million or $0.41 per share (2004: $0.29; 2003: $0.03). The significant turnaround in cash flow from operations is attributable to the improvement in earnings resulting from increased copper production (including the startup at Kansanshi) and the strong copper prices. The cash flow from operating activities before non-cash working capital movements was $62.6 million or $1.02 per share. The difference between the cash flow before and after working capital movements can be attributed to the build up of both accounts receivable and inventory at Kansanshi.

The cash inflow from financing activities was $2.0 million. During the first six months, approximately $31.5 million (2004: $41.4m; 2003: $20.6m) was drawn down from debt facilities, principally related to Kansanshi. No significant

Consolidated Six Month Cash Flows
Table 12

	2005	2004	2003
Cash Flows from: (millions)			
Operating activities			
Before non-cash working capital movements	$62.6	$23.6	$4.1
After non-cash working capital movements	25.1	17.4	1.5
Financing activities	2.0	73.8	7.1
Investing activities	$(21.2)	$(83.9)	$(11.7)

financings occurred in the first half of 2005. The company also repaid $15.4 million (2004: $5.0m; 2003: $14.1m) of long term debt in the first six months of the year.

Included within financing activities was the payment of $3 million for dividends.

5. Discussion of Financial Position and Liquidity

Cash and cash equivalents

At June 30, 2005, the Company had cash and cash equivalents of $56.5 million. The strong cash flow from operations and proceeds from the Anvil disposal have principally been applied to further capital investment at Kansanshi and Guelb which has meant that the cash position has only marginally increased.

Restricted Cash

As at June 30, 2005, the Company had $4.3 million in cash that is being held as sinking funds for debt repayment.

Financial Position – Assets
Table 13

Assets (millions)	2005 Jun 30	2004 Dec 31	2003 Dec 31
Cash and cash equivalents	$56.5	$50.4	$25.6
Restricted cash	4.3	1.9	-
Current assets	153.2	105.9	47.6
Property, plant & equipment	367.2	319.2	96.6
Other assets and deferred charges	31.6	32.2	3.0
Total assets	$561.9	$473.1	$162.1

Current assets

Total current assets were $153.2 million. The increase in current assets was principally due to the increase in accounts receivables and inventory associated with the start of commercial production at Kansanshi.

Other assets and deferred charges

Total other assets and deferred charges were $31.6 million which is principally comprised of fair value of derivatives of $2.9 million (2004: $10.0m), long-term prepayment to Zesco of $9.5 million (2004: $10.6m), deferred financing fees of $13.2 million (2004: $7.5m; 2003: $1.9m), and deferred stripping asset of $3.8 million (2004: $1.9m; 2003: $(2.7m)). The fair value of derivatives is comprised of copper puts and calls, gold puts and forwards, cross currency and interest rate swaps. Reference should be made to section 6 of this MD&A.

Current liabilities

Current liabilities were $106.0 million. The increase for the first six months of 2004 can be attributed to an increase in accounts payable associated with Kansanshi and an increase in the current portion of long-term debt as the loans for Kansanshi became fully drawn.

Financial Position - Liabilities
Table 14

Liabilities (millions)	2005 Jun 30	2004 Dec 31	2003 Dec 31
Current liabilities	$106.0	$72.0	$34.1
Long-term debt	183.5	191.7	32.4
Other liabilities	33.8	33.3	3.1
Total liabilities	$342.7	$313.0	$78.3

Long-term debt

Long term debt was $183.5 million. Long-term debt decreased by $8.2 million which included repayments of $15.4 million that occurred in the first half of the year. A majority of this decrease can be attributed to the sale of the Anvil shares, which were being held partially as security for loans. With the sale of the shares the company agreed to repay an additional $9.5 million of the Bwana Standard Chartered Bank (SCB) and Banque Belgolaise (BBL) loans.

Financing 2005 [1]
Table 15

		Use of Proceeds	
Lender / Source	**Amount**	**Proposed**	**Actual**
Standard Chartered Bank (SCB)	$11.5 million	Bridging Facility	As proposed

[1] Only includes new facilities entered in 2005

The Company is currently looking at restructuring a number of its non-Kansanshi related loans to provide greater financial flexibility for the group for its borrowing arrangements and also mitigate the impact the strong copper prices are having on the copper linked interest rates at Bwana.

As part of this initiative, in July 2005, the Company entered into a bridge facility with SCB of $11.5 million to repay its Bwana European Investment Bank (EIB) facility. This bridge loan bears interest at LIBOR plus 2.5% and is repayable 3 months after the utilization date, which was July 15, 2005. It is anticipated that this loan will form part of a larger loan facility that is currently being negotiated.

Other Liabilities

Other liabilities were $33.8 million, which were principally comprised of the long-term portion of the deferred premium obligation of $10.9 million (2004: $13.8m) associated with the copper puts at Kansanshi (reference should be made to Section 6 of the MD&A for further discussion on these derivatives), $10.5 million (2004: $10.9m) for the unrealized fair value of the gold forwards at Kansanshi and $4.7 million (2004: $3.6m) for the long term position of the deferred payment associated with the Guelb acquisition.

Total liabilities

Total liabilities were $342.7 million which include future income taxes of $15.3 million (2004: $12.3m; 2003: $4.6m). The provision for future income taxes continues to increase as the Company utilizes accelerated capital allowances for tax purposes at Kansanshi to defer its cash taxes payable.

Contractual Obligations

Under the terms of the Kansanshi purchase agreement the Company was required to make a final payment to Phelps Dodge upon reaching certain production thresholds as defined in the agreement. A final payment of $1.7 million was made during the second quarter.

Payments Due by Period
Table 16

(millions)	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	There after
Term Debt	$223.8	$40.3	$44.8	$37.3	$30.7	$27.3	$43.4
Deferred Payments	14.5	6.7	5.1	0.4	0.4	0.4	1.5
Commitments	$45.7	$45.7	$-	$-	$-	$-	$-

Under the terms of the Guelb Moghrein development agreement announced on July 14, 2004, the Company has conditionally agreed to make the following payments; $2.0 million upon satisfaction of certain conditions (first payment date); $3.0 million, 12 months after first payment date; and $5.0 million, 24 months after first payment or commercial production. The first payment was made in December 2004 and the remaining payments have been recorded at their discounted value as there is no interest payable on these amounts. As at June 30, 2005 the discounted value was $7.6 million (2004: $7.4m).

Undrawn Debt Facilities

As at June 30, 2005 the Company had undrawn debt facilities of $25 million (Dec 2004: $56.5m) that have been designated for the capital requirements of the Kansanshi project. The Company will draw upon these facilities as required.

Working capital

As at June 30, 2005 the working capital of the Company was $47.1 million (Dec 2004: $33.9m; Dec 2003: $13.5m). The increase in the working capital comes primarily from the company's increase in accounts receivable and inventory at Kansanshi.


Working Capital
(in $ millions)
50
40
30
20
10
2003
2004
2005

Shareholders' Equity

As at June 30, 2005, the Company had $164.4 million in common shares and contributed surplus. During the period, there was only minimal activity in the equity accounts which was generally limited to the exercising and expensing of stock options.

As at June 30, 2005, the Company had 61,537,828 common shares and 2,833,800 options outstanding.

Financial Position - Equity Table 17			
	2005 Jun 30	2004 Dec 31	2003 Dec 31
Shareholders' Equity (millions)	$213.7	$157.8	$81.6
Equity Accounts (millions)	$164.4	$161.8	$113.1
Retained Earnings (millions)	$49.3	$(4.0)	$(31.5)
Weighted Average # Shares (000's)	61,384	60,123	50,668
Outstanding # of Shares (000's)	61,538	61,239	56,396

Dividends

During the first six months of 2005, the Company has provided for and paid $3.0 million in dividends as a result of declaring its inaugural dividend in March 2005, of CA$0.06 per share. In August, the company declared an interim dividend of CA$0.02 per share which will be paid during the third quarter. The interim dividend is consistent with the Company's dividend policy of declaring an interim dividend of one-third of the prior year's full dividend.

6. Other Matters

Kansanshi Copper-Gold Deposit, Zambia

The Kansanshi plant reached commercial production on April 19, 2005. All revenues and costs prior to this period have been deferred, which has resulted in $12.0 million in revenue being deferred up to commercial production. In March 2005, the Company completed an independent operations review which accelerated the mining schedule and production rates that were contemplated in the original Definitive Feasibility Study (DFS). The key parameters of the independent operations review are highlighted in the table below:

Independent Operations Review Parameters Table 18		
	2005	2006-2009
Mining		
Ore (tonnes)	8,885	50,587
Waste (tonnes)	15,795	85,184
Strip Ratio	1.78	1.70
Processing		
Total Concentrate (tonnes)	171,982	1,077,185
Copper in Concentrate (tonnes)	48,155	301,613
Copper Cathode (tonnes)	42,845	282,921
Total Copper Production (tonnes)	91,000	584,534
Gold Production (ounces)	36,022	196,403

The original DFS had envisioned the treatment of 4 million tonnes of oxide ore and 2 million tonnes of sulphide ore (4O+2S) to produce an average of 100,000 tonnes of finished copper production per year. The revised plan considers capital additions carried out to the sulphide milling circuit during initial construction at Kansanshi will double design throughput of sulphide ore to 4 million tonnes per year (4O+4S). This results in the copper concentrate production substantially outperforming the DFS forecasts in 2005 when an aggregate production of 91,000 tonnes is planned.

Under the revised plan, peak production will be approximately 163,000 tonnes of copper, (92,000 tonnes of which would be produced from concentrates) and 60,000 ounces of gold in 2007. The revised plan estimates an average cash cost over the first 5 years of copper production of $0.45 / lb. The increase in cost, compared to the original DFS is mainly attributable to the increased volumes of copper in concentrate produced under the revised plan and general increases in consumable costs.

Guelb Moghrein Copper-Gold Deposit, Mauritania

Guelb is located 250 kilometres northeast of the nation's capital, Nouakchott, near the town of Akjoujt, in Mauritania. It consists of an open pit mineable copper/gold deposit. In January 2005, the detailed design and engineering contract was awarded with site establishment commencing in March 2005. The company expects to develop Guelb in 2005 with commercial production start-up expected in the first quarter of 2006. Production will be initially targeted at approximately 30,000 tonnes of copper and 50,000 ounces of gold per year in the form of a copper-gold concentrate which will be trucked to the port of Nouakchott and exported to international smelters

As at June 30, 2005, the Company had capitalized acquisition and development costs totalling $22.0 million (2004: $10.3m). Of the capitalized amount, $7.6 million relates to the discounted value of two future acquisition payments which are due to be paid in 2005 and 2006 respectively.

Q2 MD&A 2005 (expressed in US Dollars) www.first-quantum.com

Overall the project is approximately 50% complete with detailed design being 96% complete with the only major outstanding item being final details on the Orapa powerhouse. The recent military coup in Mauritania has had no impact on the construction programme and the country returned to normal within 24 hours. Civil engineering is currently ongoing with the foundations for the SAG and regrind mills having commenced. The Environmental and Social Impact Assessment report will shortly be submitted to the Ministry of Mines and Industry in Nouakchott for review.

Frontier Copper Deposit, DRC

In May 2004, First Quantum announced the results of an independent copper-cobalt resource estimate completed at Frontier Project located in Haut Katanga Province, DRC. As at June 30, 2005 a project engineering study was substantially complete and a final report is expected in the third quarter of 2005.

As at June 30, 2005, the company had spent $5.0 million (2004: $3.7m) on this project. Geological work is continuing with a further 2000 new soil samples being taken to expand the geochemical database. Work is ongoing on an environmental impact assessment at Frontier as well as considering aspects such as power supply.

Kashime Copper Prospect, Zambia

In December 2004, the Company announced the results of a reverse circulation drill program completed at the Kashime copper prospect (Kashime). Mineralization at Kashime occurs as disseminated to semi massive bornite and chalcopyrite, oxidized in part, and is hosted by an altered, schistose, carbonaceous sandstone unit overlain by a barren hanging wall dolomitic marble. The mineralized unit dips southwards at 10 – 20 degrees, and depth of oxidation is controlled by proximity to faulting. The 2004 drill program tested the most anomalous 1,000 metre long section of a 2,000 metre long, +300 parts per million copper soil anomaly. Highlights from the 13 hole drill program included 56 metres grading 2.08% copper; 55 metres grading 1.20% copper and 101 meters grading 0.92% copper.

At the end of July, the Company has completed 40 holes for approximately 5,600 metres of diamond drilling over a strike length of 3,500m. Assays results have been received for one half of the drill holes and a potential resource estimate will be determined once all the assays are available.

During the six months ended June 2005, the Company expensed $2.2 million (2004: $1.0m; 2003: $0.2m) on other exploration targets that were predominantly located within the DRC and Zambia. Of this amount, $0.6 million was related to the Kashime Prospect. As at June 30, 2005, no costs associated with this exploration property had been deferred.

Investments – Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). The carrying value of this investment as at June 30, 2005 is $9.5 million. There has been no movement in this investment since 2002.

For the first six months of 2005, Mopani produced approximately 64,000 tonnes of finished copper and 900 tonnes of cobalt. As the majority owner of Mopani is a private company registered in Zambia, only limited public information is available for dissemination.

Investments - Anvil

On February 28, 2005, the Company disposed of all of its 4,029,617 common shares in Anvil at a net price of CA$6.75 per share. In the first quarter of 2005, the Company recognized a gain of approximately $16.1 million on the Anvil Sale. The Company continues to hold 296,631 warrants in Anvil at an exercise price of CA$1.13.

Financial Instruments

The Company enters into derivative instruments to minimize the risk exposure to copper and gold prices, foreign currency, and interest rate movements and, from time to time, to address the requirements of its lending institutions. These instruments consist of forward and option contracts, interest rate protection contracts, and foreign currency protection contracts.

For copper and gold forward put option contracts, fair values were calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair values were determined using market interest rates. For foreign currency protection contracts, fair values were determined using the exchange rate at quarter-end. All changes in fair value of derivatives related to Kansanshi were capitalized as preproduction up to April 19, 2005. Any changes in fair value subsequent to April 19, 2005 have been recorded as other expenses.

Q2 MD&A 2005 (expressed in US Dollars) www.first-quantum.com

The put options offer downside protection while allowing the Company to participate in any copper and gold price appreciation above the put option strike prices.

Copper Financial Instruments

In 2004, the Company entered into 210,240 copper put option contracts on its expected production at Kansanshi beginning in 2005 and ending in 2007 at a price of $1,800 per tonne ($0.82/lb). Upon entering into these contracts the company assumed a premium obligation of $21 million, the net present value of this liability was recorded as a deferred premium obligation. As at June 30, 2005, 27,816 copper put option contracts had been settled, which has reduced the deferred premium obligation to $17 million. As at June 30, 2005, 182,424 copper put options were outstanding and the fair value of these options per contract was $17 (Dec 04: $18).

During the second quarter of 2005 the Company sold 13,908 tonnes of call options contacts at an average strike price of $3,368 per tonne exercisable at 4,636 tonnes per month between July and September 2005. The Company will receive a premium of $100 per tonne as the call options mature each month which will be offset against the deferred premium payable in those months.

Gold Financial Instruments

In 2004, the Company has entered into 139,296 put option contracts on ounces at a forward price of $350 per ounce for part of its gold production at Kansanshi beginning in 2005 and ending in 2009. To cover the cost of these put option contracts that the Company also entered into contingent gold forward contracts on 139,926 ounces of gold with a strike price of $400 per ounce for part of its gold production at Kansanshi beginning in 2005 and ending in 2009. As no premium is payable on this combined position, no obligation has been recognized.

As at June 30, 2005, the 7,422 ounces had been accounted for leaving 131,874 ounces of put options and forward contracts outstanding. The combined fair value per contract was negative $69 (Dec 04: $74). As at June 30, 2005 the company had recorded the fair value of the gold put options of $0.3 million as an asset and the fair value of the gold forward contracts of $9.1 million as a liability on the balance sheet.

Other Financial Instruments

The Company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Bwana and Kansanshi EIB facility. At June 30, 2005, the fair value of these instruments was $0.8 million and has been accounted for in the balance sheet as unrealized fair value of derivative instruments.

7. Outlook

With Kansanshi reaching commercial production in mid -April, the second quarter results do not include a full quarter of production from Kansanshi. This coupled with commercial production levels being only 65 – 70% of design capacity should result in an increase in the copper production at Kansanshi in Q3 when the operations achieve at least full design capacity. In July, Kansanshi produced 4,363 tonnes of cathode, which meant that the plant has exceeded 3,600 tonnes of copper cathode for the last three months. Concentrate production for the month of July was 3,207 tonnes. The hardness of a portion of the sulphide ore has reduced throughput through the mill but blending with softer sulphide ores has been initiated to alleviate this problem.

Kansanshi, however still remains on target to achieve its forecast of 91,000 tonnes of copper for the year.

A $29 million capital program in 2005 will expand the sulphide circuit to eight million tonnes of treatment capacity which will result in an average of 145,000 tonnes of finished copper production per year during 2006-2009. An additional expansion of the sulphide circuit is also under consideration to increase the sulphide treatment capacity to 12 million tonnes of sulphide ore to maintain annual copper production of 145,000 tonnes as oxide ore is depleted and sulphide ore grades begin to fall.

First Quantum has also been investigating alternative processing routes for a portion of the increased copper concentrate production. To this end, the Company has purchased a second-hand pressure oxidation facility. The pressure oxidation facility has been dismantled and is enroute to Kansanshi. Once on site, the pressure oxidation facility and ancillary equipment will be reconstructed and commissioned for use. An additional advantage of this technology at Kansanshi is that it will generate much of the acid required for oxide leaching. It will also enable the leach circuit to operate at elevated temperatures and hence, substantially improve copper recovery in mixed ores. A full report of the impact of this process route is being prepared by independent consultants, Bateman Engineering Pty Ltd.

With a strong start to the year, the Bwana / Lonshi operation is currently on track to exceed its initial production estimates of between 40,000 to 45,000 tonnes of copper cathode in 2005 with 23,745 tonnes of copper cathode already

Q2 MD&A 2005 (expressed in US Dollars) www.first-quantum.com

produced in the first half of 2005. With initial estimates indicating an increasing strip ratio in the revised mine plan at Lonshi, expected in quarter three, the ore costs are likely to remain higher than initially expected. Full year cash costs are now expected to be between $0.60 per pound and $0.65 per pound. In July, the Bwana / Lonshi operation produced 4,292 tonnes of copper cathode.

At Guelb, the project engineering study is now complete and construction is well underway with the project now 50% complete. Commercial production is expected in the first quarter of 2006. The Company remains unable to release an engineering report as the current resource statement is not compliant with National Instrument 43-101.

At Frontier, the project engineering study is substantially complete. This coupled with an updated resource/reserve statement is expected to be published in the third quarter of 2005. At the Kashime prospect initial diamond drilling has been completed with an initial reserve estimate expected once the final assay results are available.

8. Critical Accounting Policies

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Specifically, estimates and assumptions are made in regards to reserve and resource estimation; future copper, cobalt, sulphuric acid and gold prices; foreign currency exchange rates; stock prices; estimated costs of future production; changes in government legislation and regulations; estimated future income tax amounts; and the availability of financing and various operational factors.

Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management.

The following section outlines those critical accounting policies that have changed since the filing of the Company's 2004 Audited Financial Statements or that are particularly relevant to the current year.

Calculation of Cash and Total Costs

The consolidated cash (C1) and total (C3) costs presented for the Group are a non-GAAP measure that is prepared on a basis consistent with the industry standard Brooke Hunt definitions. Notwithstanding, for the purposes of preparing the segmented cash and total costs the preparation basis differs from the Brooke Hunt definitions.

In calculating the cash and total costs for each segment, the costs are prepared on the same basis as the segmented financial information that is contained in the financial statements. This means that the cash costs at the Bwana/Lonshi division include a credit for acid produced from the Solwezi acid plant which would differ from the strict Brooke Hunt definitions. The calculation of the cash costs therefore include credits for both acid plants located at Ndola and the acid plant located at Solwezi.

For the purposes of calculating the cash costs at Kansanshi, treatment and refining charges that are normally deducted from concentrate revenues are added to the cash costs in attempt to show the cash costs of producing finished copper. The revenues presented in the income statement for concentrates are shown net of these deductions and therefore the cost of sales in the financial statements does not include treatment and refining charges.

Cash costs therefore include all mining and processing costs less any profits from by-products such as gold or acid, that are allocated to that segment. In addition, treatment and refining revenue deductions on concentrates are added to cash costs to arrive at an approximate cost of finished copper. Total costs are cash costs plus depreciation, interest, realized foreign exchange and site administration costs.

The cash and total costs per pound presented in this MD&A have only been calculated post commercial production at Kansanshi, therefore any costs and production related to Kansanshi prior to April 19, 2005 has not been considered in determining the cash and total costs of the consolidated group or Kansanshi.

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company was required to adopt CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). This standard harmonizes Canadian guidance with the equivalent US standard, FASB Interpretation No. 46R (FIN 46R), Consolidation of Variable Interest Entities. AcG-15 establishes accounting

guidance for consolidation of variable interest entities by the primary beneficiary and applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. There has no financial impact upon adoption of this new guideline.

Pre-production costs

Determination of the start of commercial production is an important consideration as during the development phase costs will continue to be capitalized / deferred while during the production phase these costs would be treated as operating expenses. As noted in the company's financial statements the company defers all production costs and revenues until such a time that the project achieves commercial production.

The exercise of assessing when commercial production levels are achieved is not straight-forward and requires consideration of many factors including, but not limited to, when; a nominated percentage of design capacity for the mine and mill has been achieved; mineral recoveries reaching or exceeding expected levels and the achievement of continuous production. The company, when evaluating whether or not commercial production has been achieved or not, will generally consider that commercial production has been achieved when between 65% and 70% of design capacity has been achieved continuously for a period of at least a week and recoveries are approaching expected levels. Notwithstanding, each project is also viewed in isolation and specific circumstances may exist that alter the above general framework on any individual project

Forward Looking Statements

Certain information contained in the Management's Discussion and Analysis constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

9. Summary of Quarterly Results

Summary of Quarterly Results

The following table sets out the financial performance, financial position and operation statistics for the Company for the last eight quarters:

Summary of Quarterly Results (unaudited)
Table 19

Statement of Operations and Deficit	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3
(millions, except where indicated)								
Total Revenues	86.5	$38.2	$30.7	$31.2	$26.3	$25.3	$19.9	$17.7
Cost of Sales	35.0	16.2	14.5	14.1	13.1	12.1	13.0	11.5
Net Earnings (Loss)	29.0	27.2	9.3	7.9	4.1	6.7	1.4	3.3
Basic Earnings per share	$0.47	$0.44	$0.16	$0.13	$0.07	$0.11	$0.02	$0.06
Diluted Earnings per share	$0.46	$0.43	$0.15	$0.13	$0.07	$0.11	$0.02	$0.06
Realized copper price	$1.42	$1.44	$1.20	$1.16	$1.11	$1.03	$0.84	$0.75
Cash Costs (C1) (per lb) [1]	$0.60	$0.58	$0.48	$0.45	$0.48	$0.39	$0.47	$0.42
Total Costs (C3) (per lb) [1]	$0.80	$0.75	$0.59	$0.68	$0.67	$0.53	$0.66	$0.47
Financial Position (millions)								
Working Capital	$47.1	$61.4	$33.9	$51.8	$28.0	$40.2	$13.5	$9.6
Total Assets	$561.9	$523.1	$473.1	$385.0	$276.4	$241.8	$162.1	$132.3
Weighted Average # Shares (000's)	61,499	61,267	60,942	60,668	59,434	58,568	55,984	54,707
Bwana/Lonshi Production Statistics								
Mining:								
Waste Mined (000's)	4,025	2,596	2,926	4,213	2,854	1,036	885	1,833
Ore Mined (000's)	319	152	261	257	85	66	439	260
Ore Grade %	5.5	5.3	6.4	4.7	5.2	5.4	5.5	4.8
Processing:								
Ore Processed (000's)	328	264	256	278	237	209	197	233
Contained Copper (tonnes)	13,354	13,804	12,824	12,908	10,813	10,904	10,790	11,188
Grade %	4.1	5.2	5.0	4.6	4.6	5.2	5.5	4.1
Recovery %	88	87	85	88	89	89	89	79
Copper Produced (tonnes)	11,717	12,028	10,942	11,330	9,585	9,689	9,558	8,862
Acid Produced (tonnes)	69,218	55,275	35,671	35,920	34,265	34,344	33,035	36,245
Surplus Acid (tonnes)	14,939	49	9,664	16,884	19,149	20,763	15,689	20,275
Cash Costs (per lb) [1]	$0.57	$0.58	$0.48	$0.45	$0.48	$0.39	$0.47	$0.42
Total Costs (per lb) [1]	$0.79	$0.75	$0.59	$0.68	$0.67	$0.53	$0.66	$0.47
Kansanshi Production Statistics								
Mining:								
Waste Mine (000's)	3,185	1,651	2,857	1,175	-	-	-	-
Ore Mined (000's)	2,051	2,120	1,346	-	-	-	-	-
Ore Grade %	2.0	1.7	2.4	-	-	-	-	-
Processing:								
Ore Processed (000's)	1,129	688	-	-	-	-	-	-
Contained Copper (tonnes)	21,145	11,541	-	-	-	-	-	-
Recovery %	86	65	-	-	-	-	-	-
Copper Produced (tonnes)	18,192	7,497	-	-	-	-	-	-
Combined Cash Costs:								
Cash Costs (per lb) [1]	$0.63	-	-	-	-	-	-	-
Total Costs (per lb) [1]	$0.80	-	-	-	-	-	-	-
Cathode Cash Costs:								
Cash Costs (per lb) [1]	$0.61	-	-	-	-	-	-	-
Total Costs (per lb) [1]	$0.80	-	-	-	-	-	-	-
Concentrate Cash Costs:								
Cash Costs (per lb) [1]	$0.65	-	-	-	-	-	-	-
Total Costs (per lb) [1]	$0.81	-	-	-	-	-	-	-

[1] For the definition of cash and total costs, reference should be made to section 8.